SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F y A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the nine-month periods ended on March 31, 2015 and on March 31, 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2015 and June 30, 2014 and for the nine-month periods ended March 31, 2015 and 2014

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 82, beginning on July 1, 2014
Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 187,651,850 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.15	06.30.14
ASSETS
Non-current assets
Investment properties	10	3,475,633	3,454,616
Property, plant and equipment	11	2,171,317	2,381,956
Trading properties	12	131,397	132,555
Intangible assets	13	173,188	175,007
Biological assets	14	402,644	444,853
Investments in associates and joint ventures	8, 9	2,680,109	2,375,339
Deferred income tax assets	26	784,827	852,642
Income tax credit		184,748	177,547
Restricted assets	17	37,986	50,897
Trade and other receivables	18	396,263	475,349
Investment in financial assets	19	390,083	275,012
Derivative financial instruments	20	172,642	233
Total non-current assets		11,000,837	10,796,006
Current Assets
Trading properties	12	1,354	4,596
Biological assets	14	478,153	195,830
Inventories	15	288,061	439,771
Restricted assets	17	9,148	-
Income tax credit		9,753	19,694
Assets held for sale	41	-	1,357,866
Trade and other receivables	18	1,681,341	1,438,408
Investment in financial assets	19	381,355	497,399
Derivative financial instruments	20	80,153	31,131
Cash and cash equivalents	21	490,792	1,002,987
Total current assets		3,420,110	4,987,682
TOTAL ASSETS		14,420,947	15,783,688
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		493,494	490,997
Treasury stock		8,069	10,566
Inflation adjustment of share capital		64,373	64,047
Inflation adjustment of treasury stock		1,052	1,378
Share premium		552,198	773,079
Cost of treasury stock		(32,198)	(54,876)
Share warrants		106,264	106,264
Changes in non-controlling interest		22,360	(15,429)
Cumulative translation adjustment		390,725	633,607
Equity-settled compensation		93,748	70,028
Legal reserve		-	81,616
Reserve for new developments		-	17,065
Special reserve		-	633,940
Reserve for the acquisition of securities issued by the company		32,198	200,000
Retained earnings		(487,001)	(1,066,428)
Equity attributable to equity holders of the parent		1,245,282	1,945,854
Non-controlling interest		1,968,735	2,488,932
TOTAL SHAREHOLDERS’ EQUITY		3,214,017	4,434,786

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2015 and June 30, 2014 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.15	06.30.14
LIABILITIES
Non-current liabilities
Trade and other payables	22	246,519	216,760
Borrowings	25	5,689,625	5,315,335
Deferred income tax liabilities	26	283,401	470,045
Derivative financial instruments	20	271,056	320,847
Payroll and social security liabilities	23	7,860	5,041
Provisions	24	322,776	220,489
Total non-current liabilities		6,821,237	6,548,517
Current liabilities
Trade and other payables	22	1,121,750	1,004,180
Income tax liabilities		201,448	73,429
Payroll and social security liabilities	23	176,985	202,546
Borrowings	25	2,454,093	2,639,491
Derivative financial instruments	20	288,095	53,419
Provisions	24	143,322	20,708
Liabilities held for sale	41	-	806,612
Total current liabilities		4,385,693	4,800,385
TOTAL LIABILITIES		11,206,930	11,348,902
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		14,420,947	15,783,688

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1, 2014 and 2013 and January 1, 2015 and 2014 and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	2015	2014	2015	2014
Revenues	28	4,071,181	3,135,854	1,130,087	997,860
Costs	29	(3,447,285)	(2,643,191)	(931,823)	(877,981)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		1,011,984	955,724	291,830	531,216
Changes in the net realizable value of agricultural produce after harvest		(18,608)	(7,811)	(2,657)	1,406
Gross profit		1,617,272	1,440,576	487,437	652,501
Gain from disposal of investment properties		795,864	113,338	13	106,187
Gain from disposal of farmlands		1,345	-	1,345	-
General and administrative expenses	30	(428,722)	(351,362)	(153,670)	(114,594)
Selling expenses	30	(324,069)	(223,819)	(97,418)	(67,281)
Other operating results	32	75,428	(52,360)	23,251	(35,698)
Profit from operations		1,737,118	926,373	260,958	541,115
Share of (loss) / profit of associates and joint ventures	8, 9	(842,981)	115,183	(169,066)	67,414
Profit from operations before financing and taxation		894,137	1,041,556	91,892	608,529
Finance income	33	169,258	279,405	70,805	161,764
Finance cost	33	(1,245,276)	(2,578,166)	(431,882)	(1,414,181)
Other financial results	33	(38,727)	371,719	(57,433)	283,275
Financial results, net	33	(1,114,745)	(1,927,042)	(418,510)	(969,142)
Loss before income tax		(220,608)	(885,486)	(326,618)	(360,613)
Income tax expense	26	(232,304)	357,973	37,332	187,869
Loss for the period		(452,912)	(527,513)	(289,286)	(172,744)

Attributable to:
Equity holders of the parent		(487,511)	(494,238)	(271,628)	(162,208)
Non-controlling interest		34,599	(33,275)	(17,658)	(10,536)

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.99)	(0.68)	(0.55)	(0.01)
Diluted		(i) (0.99)	(i) (0.68)	(i) (0.55)	(i) (0.01)

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2014 and 2013 and January 1, 2015 and 2014 and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nine months		Three months
	2015	2014	2015	2014
Loss for the period	(452,912)	(527,513)	(289,286)	(172,744)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(616,079)	912,423	(19,277)	575,477
Currency translation adjustment from associates and joint ventures	62,763	432	(161,625)	7,786
Other comprehensive (loss) / income for the period (i)	(553,316)	912,855	(180,902)	583,263
Total comprehensive (loss) / income for the period	(1,006,228)	385,342	(470,188)	410,519

Attributable to:
Equity holders of the parent	(730,393)	(49,923)	(330,385)	113,033
Non-controlling interest	(275,835)	435,265	(139,803)	297,486

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve	Reserve for the acquisition of securities issued by the company	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(487,511)	(487,511)	34,599	(452,912)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(242,882)	-	-	-	-	-	-	(242,882)	(310,434)	(553,316)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(242,882)	-	-	-	-	-	(487,511)	(730,393)	(275,835)	(1,006,228)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 14, 2014:
- Share Distribution	5,565	(5,565)	726	(726)	-	54,876	-	54,876	-	-	-	-	-	-	(54,876)	-	-	-	-
Loss absorption:
- Share Premium	-	-	-	-	(220,881)	-	-	(220,881)	-	-	-	-	-	-	-	220,881	-	-	-
- Legal Reserve	-	-	-	-	-	-	-	-	-	-	-	(81,616)	-	-	-	81,616	-	-	-
- Special Reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	(633,940)	-	633,940	-	-	-
- Reserve for the repurchase of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(112,926)	112,926	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	-	-	-	-	(17,065)	-	-	17,065	-	-	-
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(23,083)	(23,083)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	23,720	-	-	-			23,720	6,510	30,230
Acquisition of Treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)	-	(32,198)
Changes in non-controlling interest	-	-	-	-	-		-	-	37,789	-	-	-	-	-			37,789	(252)	37,537
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-		510	510	301	811
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(228,101)	(228,101)
Capital contribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	263	263
Balances as of March 31, 2015	493,494	8,069	64,373	1,052	552,198	(32,198)	106,264	1,193,252	22,360	390,725	93,748	-	-	-	32,198	(487,001)	1,245,282	1,968,735	3,214,017

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity- settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	(494,238)	(494,238)	(33,275)	(527,513)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	444,315	-	-	-	-	-	444,315	468,540	912,855
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	444,315	-	-	-	-	(494,238)	(49,923)	435,265	385,342
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)	(103,563)	(223,563)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	12,107	-	-	-	-	12,107	5,438	17,545
Changes in interest in subsidiaries	-	-	-	-	-	-	-	11,192	-	-	-	-	-	-	11,192	(48,678)	(37,486)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	(1,059)	-	(1,059)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,917)	(3,917)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	587	587
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	494	494	289	783
Balances as of March 31, 2014	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(10,804)	446,599	19,393	81,616	217,065	633,940	(493,359)	2,340,781	2,516,517	4,857,298

(1) Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.15	03.31.14
Operating activities:
Cash generated from operations	21	801,663	626,192
Income tax paid		(288,317)	(230,400)
Net cash generated from operating activities		513,346	395,792
Investing activities:
Acquisition of associates and joint ventures		(1,062,313)	(13,045)
Capital contributions to associates and joint ventures		(126,354)	(40,109)
Suppliers advances		(14,858)	(28,999)
Acquisition of investment properties		(206,279)	(180,233)
Proceeds from sale of associates and joint ventures		55,830	15,536
Proceeds from sale of investment properties		2,050,020	254,729
Acquisition of property, plant and equipment		(183,503)	(83,231)
Proceeds from sale of property, plant and equipment		1,380	691
Payments of purchase of farms		-	(5,730)
Proceeds from sale of farmlands		62,563	54,794
Acquisition of intangible assets		(6,436)	(13,364)
Acquisition of Investment in financial assets		(3,018,410)	(3,662,905)
Proceeds from disposals of Investment in financial assets		3,046,785	3,026,333
Loans granted to associates and joint ventures		40	-
Loans repayments received from associates and joint ventures		9,116	1,335
Interest received from financial assets		90,580	5,588
Dividends received		25,324	19,322
Net cash generated from / (used in) investing activities		723,485	(649,288)
Financing activities:
Repurchase of non-convertible notes		(85,510)	(24,014)
Purchase of treasury stock		(32,198)	(37,942)
Proceeds from issuance of non-convertible notes		693,542	1,051,823
Payment of non-convertible notes		(893,339)	(635,759)
Borrowings		1,092,385	379,822
Payment of trust debt titles		(9,733)	-
Payment of seller financing of shares		(105,861)	(1,640)
Repayments of borrowings		(1,238,555)	(511,805)
Payments of borrowings from associates and joint ventures		-	(186)
Proceeds from borrowings from associates and joint ventures		-	17,138
Borrowings from associates and joint ventures		22,009	-
Cancellation of Brasilagro warrants		-	(1,059)
Payment of seller financing		(2,196)	(1,308)
Acquisition of non-controlling interest in subsidiaries		(56,296)	(20)
Dividend paid		(19,720)	(236,057)
Payments of derivative financial instruments		(231,526)	(903)
Proceeds from derivative financial instruments		131	45,696
Capital reduction		-	(4,017)
Sale of equity in subsidiaries to non-controlling interest		128,173	379
Capital distribution to non-controlling interest in subsidiaries		(228,101)	-
Capital contributions of non-controlling interest		263	587
Interest paid		(644,351)	(467,334)
Net cash used in financing activities		(1,610,883)	(426,599)
Net decrease in cash and cash equivalents		(374,052)	(680,095)
Cash and cash equivalents at beginning of period	21	1,002,987	1,047,586
Foreign exchange (loss) gain on cash and cash equivalents		(138,143)	131,170
Cash and cash equivalents at end of period		490,792	498,661

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s companies.

As of March 31, 2015, the Group operates in two major lines of business: (i) Agricultural business, (ii) Urban Properties and Investments business. See Note 6 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The Urban Properties and Investments business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, IRSA Propiedades Comerciales S.A. (formerly Alto Palermo S.A. (“APSA”) which changed its legal name to “IRSA Propiedades Comerciales”). Through IRSA Propiedades Comerciales and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA Propiedades Comerciales, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Condensed Interim Consolidated Financial Statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin Fund Ltd. (“DFL”) and Dolphin Netherlands B.V. (“DN B.V.”, and together with DFL “Dolphin”), in IDB Development Corporation (IDBD) an Israeli company, with an initial interest of 26.65%. As of March 31, 2015 the indirect equity interest in IDBD amounts to 49.0%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where it has a 29.99% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, the Group has a 43.08% interest in Tarshop S.A (“Tarshop”) whose main business comprises credit cards activities and the provision of loans.

Cresud’s and IRSA Propiedades Comerciales’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on May 12, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1	Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the nine-month periods ended March 31, 2015 and 2014 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended as of March 31, 2015 and 2014 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2015 and 2014 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2	Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014, except for those mentioned below which were applied in these financial statements. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2014 and 2013.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Consolidated Financial Statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements as of June 30, 2014, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

Total or partial disposal of foreign operation

The disposal of a Group’s interest in any foreign operation amounts to any reduction of such ownership interest in the operation. The Group may fully or partially dispose its interest in foreign operation through sale, liquidation or return of contributed capital.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

In the case of total or partial disposals of foreign operations and once such disposal becomes effective, the Group proportionally reclassifies the disposal made, the accumulated exchange differences related to the foreign operations recognized under Other comprehensive income and accumulated under a separate item in shareholders’ equity.

Onerous contract

An onerous contract is defined under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Current obligations under an onerous contract are recognized and valued in the Group financial statements as a provision.

Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

2.4	Comparative information

Amounts as of March 31, 2014 and June 30, 2014, which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

During the nine-month period ended March 31, 2015, the Real Brasileño (RS) has depreciated against the Argentine Peso and other currencies by around 25.5%, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Group, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Real.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end celebrations (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

For the nine-month period ended as of March 31, 2015

Sale of Cresca farmland

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

Lease purchase agreement of a farmland

On October 30, 2014, Brasilagro entered into 4 lease-purchase agreements with Agri Brasil Holding S.A. and Nassau Foods Holdings BV. Under the terms of the agreement, the counterpart may choose to buy all of the Campo Jatobá farmland with a total area of 31,606 hectares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Building Maipú 1300. The total price of the transaction was Ps. 24.7. Such transaction generated a profit before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group finalized the sale of the Madison 183 Building through the subsidiary Rigby 183 LLC (“Rigby 183”), in the city of New York, United States, in the sum of US$ 185 million, thus discharging the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

On October 22, 2014, the Group through IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.4 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 238.9 million.

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21th floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.7 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Building Maipú 1300. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

All sales of the period led to a combined profit for the Group of Ps. 795.9 million approximately, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Group, through Torodur S.A., exercised the warrant that remained associated to this investment and consequently had increased its interest in Avenida Inc. to 6,172,840 shares or 35.46%. Nevertheless, simultaneously, a new investor acquired 35.12% of interest in the Company, diluting the Group’s holding to 23.01%.

On September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the ownership percentage to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the statement of income.

As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and began to consider it as a financial asset at fair value in the financial statements at March 31, 2015.

Acquisition of additional interest in BHSA

During the period ended March 31, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares.

Investment in IDBD

On July 1st, 2014 Dolphin exercised all the rights granted and acquired on June 30, 2014, to purchase additional shares of IDBD. As a result of exercising the mentioned rights, Dolphin received 23.1 million shares and 16 million warrants of Series 1, 2 and 3. ETH had the same amount of rights and, as a result, acquired the same amount of shares and warrants as Dolphin.

Between July 9 and July 14, 2014, Dolphin acquired 0.42 million shares and 0.34 million warrants (series 2) through open market operations in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million at such date). Fifty percent of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement opportunely entered into between the parties.

On November 2, 2014, Dolphin exercised 15,998,787 warrants Series 1 and ETH its corresponding proportion.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

On January 19, 2015, Dolphin acquired in the open market 94,000 shares of IDBD for a total amount of NIS 0.13 million (equal to US$ 0.03 million on the purchase date) and later sold 50% to ETH in accordance with the terms and conditions of the agreement opportunely executed between the parties. Additionally, Dolphin acquired 42,564 shares of Discount Investment Corporation Ltd, ("DIC") a subsidiary of IDBD, for a consideration of NIS 0.24 million (equal to US$ 0.06 million on the purchase date), 50% of which were offered to ETH under the terms and conditions of the agreement entered into between the parties. This time, ETH decided not to acquire the 50% of such shares.

Besides, on January 19, 2015, IDBD issued a prospectus for a rights offering (the “Rights Offering”) for approximately NIS 800 million (the “Maximum Immediate Payment”) pursuant to the irrevocable tender offer of Dolphin, granting on January 26, 2015 on 1 Right (a “New Right”) for each 25 shares of IDBD held. Each New Right would allow to subscribe on February 10, 2015 an amount of 45 common shares of IDBD at a price of NIS 68.04 (NIS 1.512 per share) and 20 Warrants Series 4, 19 Warrants Series 5 and 17 Warrants Series 6 issued by IDBD, with no charge. Each warrant issued by IDBD would allow to the acquisition of one common share of IDBD. Series 4 falls due on February 10, 2016 and will be exercisable at NIS 1.663 per warrant. Series 5 falls due on February 12, 2017 and will be exercisable at NIS 1.814 per warrant. Series 6 falls due on February 12, 2018 and will be exercisable at NIS 1.966 per warrant.

Furthermore, Dolphin agreed to (i) exercise Series 4 of Warrants for a total amount of NIS 150 million (equal to US$ 37.6 million as of March 31, 2015) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise the remaining Warrants of Series 4, and Series 5 and 6 received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

As a result of the Rights Offering described above, on January 26, 2015, Dolphin received 3.7 million New Rights. ETH received the same amount of New Rights in accordance with its equity participation. The Rights Offering prospectus also provided that on February 5, 2015, rights received could be traded in the open market only the mentioned date.

As a result of the issuance of New Rights, the prices corresponding to committed Tender Offers mentioned in Note 9 have been adjusted accordingly to NIS 7.798 and NIS 8.188 per share for the 2015 and 2016 commitments, respectively (from NIS 8.344 and 8.761 per share, respectively), and the number of shares pledged by Dolphin were adjusted accordingly.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Additionally, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equal to US$ 0.24 million on the purchase date), 50% of which were offered to ETH pursuant to the terms and conditions of the agreement opportunely entered into between the parties. This time, ETH decided not to acquire the 50% of such shares.

On February 10, 2015 Dolphin executed all New Rights received and acquired in the market. Following the execution of those New Rights, Dolphin received 258,970,184 shares, 115,097,859 warrants Series 4, 109,342,966 warrants Series 5 and 97,833,180 warrants Series 6. ETH did not execute any of the New Rights it held. On that same date, Dolphin sold 71.39 million IDBD shares to IFISA, an entity indirectly controlled by Eduardo Elsztain, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, or US$ 25.65 million at the exchange rate prevailing on the transaction date.

Additionally, between February 9 and February 16, 2015, Dolphin acquired in the market 0.36 million shares of DIC for a total amount of NIS 2.88 million, equal to US$ 0.74 million at the exchange rate prevailing on each transaction date, 50% of which was offered to ETH under the terms of the agreement entered into between the parties. At that time, ETH decided not to acquire 50% of the said shares.

As a result of transactions described above, on March 31, 2015, Dolphin had a total of 280,247,664 shares, 16,170,392 warrants Series 2, 15,988,787 warrants Series 3, 115,097,859 warrants Series 4, 109,342,966 warrants Series 5 and 97,833,180 warrants Series 6, which makes up an equity interest of 49.0% held by IDBD. Additionally, on March 31, 2015, Dolphin held 406,978 DIC shares, which represents a direct holding of 0.48%.

During February and March 2015, Dolphin and ETH exchanged communications mainly in relation to claims raised by ETH in relation to the Rights Offering and ETH’s claim to acquire its pro rata shares in IDBD owned by Dolphin, subscribed during the Rights Offering and all of the shares subsequently acquired by IFISA raising in this last case its right of first refusal. On these premises, and in accordance with the provisions agreed between Dolphin and ETH in relation to the resolution of controversies, an arbitrage proceeding has been commenced in English in Tel Aviv under Israeli Law. On the balance sheet date, an arbitrator has been appointed and the time limit applicable for Dolphin to be notified of the arbitrage claim has already started to run.

As of March 31, 2015 IDBD’s Board of Directors consists of nine members, three of whom were designated by Dolphin, Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Saúl Zang.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Transactions with non-controlling interests

IRSA

During the nine-month period ended March 31, 2015, the Group sold a 1.50% interest in IRSA for a total amount of Ps. 128.1 million. This resulted in an increase in non-controlling interests of Ps. 29.0 million and a decrease in equity attributable to owners of the parent of Ps. 64.7 million, net of tax effect. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(29.0)
Consideration collected	128.1
Tax effect	(34.4)
Reserve recorded in within parent’s equity	64.7

During the nine-month period ended March 31, 2015, the Group acquired a 0.65% interest in IRSA for a total consideration of Ps. 50.7 million. This resulted in a decrease in non-controlling interests of Ps. 12.7 million and an increase in equity attributable to owners of the parent of Ps. 38.0 million, net of tax effect. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	12.7
Consideration paid for non-controlling interests	(50.7)
Reserve recorded in within parent’s equity	(38.0)

As a result of the transactions mentioned above, as of March 31, 2015, the equity interest in IRSA amounts to 65.16%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

IRSA Propiedades Comerciales

During the nine-month period ended March 31, 2015, the Group, through IRSA, acquired an additional 0.10% interest in IRSA Propiedades Comerciales for a total amount of Ps. 5.6 million. This resulted in a decrease in non-controlling interests of Ps. 0.9 million and a decrease in equity attributable to the owners of the parent of Ps. 4.7 million. As of March 31, 2015, IRSA's equity interest in IRSA Propiedades Comerciales amounts to 95.80%. The effect of changes in the ownership interest of IRSA Propiedades Comerciales on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.9
Consideration paid for non-controlling interests	(5.6)
Reserve recorded in within parent’s equity	(i) (4.7)

(i)	The reserve includes Ps. 1.6 million for non-controlling interest

Dolphin

On October 30, 2014, the Group – through its subsidiaries — subscribed an additional sum of US$ 21 million in Dolphin. Such amount was allocated to increase Dolphin’s investment in IDBD.

Furthermore, during February 2015, the Group through its subsidiaries, contributed an amount of US$ 105 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD.

As a result, Group’s economic interest in Dolphin amounts to approximately 99.9%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.2 million (the reserve includes Ps. 6.9 million to the non-controlling interest) and an increase in equity attributable to holders of the parent.

Disposal of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Capital reduction of Rigby 183 LLC

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line "Other operating results, net" in the statement of income.

Conil Barter

On November 5, 2014, the Group executed a conveyance deed evidencing a barter to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the acquirer of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

5.	Financial risk management

5.1.           Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidated financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management (Continued)

5.2. Fair value estimates

Since June 30, 2014, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.	Segment information

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Cresca S.A., Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. (“EHSA”) joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

The following asset categories are reviewed by the Group's Executive Board: investment properties, property, plant and equipment, trading properties, goodwill, rights to receive future units through barter agreements, assets held for sale, biological assets, inventories, investments in associates and investment in EHSA joint venture. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. The measurement principles for the segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures: Cresca S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the Executive Board under the proportionate consolidation method. Under this method, each of the segment assets reported includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the Executive Board includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position. Assets are allocated to each segment based on the operations and/or their physical location. Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

        Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2015:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	1,642,560	2,539,884	4,182,444
Costs	(2,426,725)	(1,132,855)	(3,559,580)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,026,913	-	1,026,913
Changes in the net realizable value of agricultural produce after harvest	(18,608)	-	(18,608)
Gross profit	224,140	1,407,029	1,631,169
Gain from disposal of investment properties	-	795,864	795,864
Gain from disposal of farmlands	17,046	-	17,046
General and administrative expenses	(170,699)	(264,206)	(434,905)
Selling expenses	(190,620)	(137,615)	(328,235)
Other operating results, net	12,161	63,537	75,698
(Loss) / Profit from operations	(107,972)	1,864,609	1,756,637
Share of profit / (loss) of associates and joint ventures	273	(852,768)	(852,495)
Segment (Loss) / Profit	(107,699)	1,011,841	904,142

Investment properties	383,210	3,526,948	3,910,158
Property, plant and equipment	1,933,961	239,827	2,173,788
Trading properties	-	135,891	135,891
Goodwill	7,918	24,441	32,359
Rights to receive future units under barter agreements	-	90,486	90,486
Biological assets	900,344	-	900,344
Inventories	272,595	21,492	294,087
Investments in associates and joint ventures	32,770	2,293,314	2,326,084
Total segment assets	3,530,798	6,332,399	9,863,197

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

   Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2014:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	1,141,493	2,062,551	3,204,044
Costs	(1,750,009)	(960,128)	(2,710,137)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	971,418	-	971,418
Changes in the net realizable value of agricultural produce after harvest	(7,811)	-	(7,811)
Gross Profit	355,091	1,102,423	1,457,514
Gain from disposal of investment properties	-	113,338	113,338
General and administrative expenses	(159,180)	(195,448)	(354,628)
Selling expenses	(123,725)	(102,905)	(226,630)
Other operating results	(24,959)	(29,525)	(54,484)
Profit from operations	47,227	887,883	935,110
Share of profit of associates and joint ventures	10,444	85,945	96,389
Segment Profit	57,671	973,828	1,031,499

Investment properties	43,759	4,627,553	4,671,312
Property, plant and equipment	2,474,572	220,317	2,694,889
Trading properties	-	150,624	150,624
Goodwill	10,012	100,628	110,640
Rights to receive future units under barter agreements	-	85,077	85,077
Biological assets	1,030,663	-	1,030,663
Inventories	254,902	18,465	273,367
Investments in associates	38,335	1,326,351	1,364,686
Total segment assets	3,852,243	6,529,015	10,381,258

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	March 31, 2015
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	612,034	121,632	53,176	155,043	23,994	965,879	-	588,638	88,043	1,642,560
Costs	(1,258,630)	(180,555)	(98,352)	(260,701)	(14,949)	(1,813,187)	(5,763)	(528,913)	(78,862)	(2,426,725)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	743,042	102,074	55,289	126,508	-	1,026,913	-	-	-	1,026,913
Changes in the net realizable value of agricultural produce after harvest	(18,609)	1	-	-	-	(18,608)	-	-	-	(18,608)
Gross Profit / (Loss)	77,837	43,152	10,113	20,850	9,045	160,997	(5,763)	59,725	9,181	224,140
Gain from disposal of farmlands	-	-	-	-	-	-	17,046	-	-	17,046
General and administrative expenses	(95,585)	(18,240)	(3,221)	(28,065)	(1,429)	(146,540)	(731)	(18,329)	(5,099)	(170,699)
Selling expenses	(98,245)	(16,802)	(2,533)	(4,864)	(595)	(123,039)	(1,495)	(56,695)	(9,391)	(190,620)
Other operating results, net	15,855	(2,393)	(450)	-	(200)	12,812	(102)	(119)	(430)	12,161
(Loss) / Profit from Operations	(100,138)	5,717	3,909	(12,079)	6,821	(95,770)	8,955	(15,418)	(5,739)	(107,972)
Share of profit / (loss) of associates	556	-	-	-	-	556	-	-	(283)	273
Segment (Loss) / Profit	(99,582)	5,717	3,909	(12,079)	6,821	(95,214)	8,955	(15,418)	(6,022)	(107,699)

Investment properties	-	-	-	-	36,577	36,577	346,633	-	-	383,210
Property, plant and equipment	1,308,998	146,692	21,225	332,402	849	1,810,166	51,659	17,978	54,158	1,933,961
Goodwill	5,022	-	-	2,253	-	7,275	-	-	643	7,918
Biological assets	438,642	324,665	39,581	97,456	-	900,344	-	-	-	900,344
Inventories	118,673	35,717	493	2,098	-	156,981	-	27,572	88,042	272,595
Investments in associates	30,240	20	-	-	-	30,260	-	-	2,510	32,770
Total segment assets	1,901,575	507,094	61,299	434,209	37,426	2,941,603	398,292	45,550	145,353	3,530,798

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	459,882	72,589	37,006	87,253	15,213	671,943	-	378,338	91,212	1,141,493
Costs	(983,553)	(122,112)	(70,999)	(157,075)	(11,364)	(1,345,103)	(8,162)	(329,815)	(66,929)	(1,750,009)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	764,563	90,419	39,579	76,857	-	971,418	-	-	-	971,418
Changes in the net realizable value of agricultural produce after harvest	(7,990)	179	-	-	-	(7,811)	-	-	-	(7,811)
Gross Profit / (Loss)	232,902	41,075	5,586	7,035	3,849	290,447	(8,162)	48,523	24,283	355,091
General and administrative expenses	(92,027)	(18,950)	(4,001)	(24,557)	(1,879)	(141,414)	(787)	(11,731)	(5,248)	(159,180)
Selling expenses	(63,478)	(11,018)	(1,559)	(2,282)	(581)	(78,918)	(210)	(36,996)	(7,601)	(123,725)
Other operating results	(22,947)	(2,957)	(625)	58	(316)	(26,787)	(123)	(869)	2,820	(24,959)
Profit / (Loss) from Operations	54,450	8,150	(599)	(19,746)	1,073	43,328	(9,282)	(1,073)	14,254	47,227
Share of profit / (loss) of associates	10,173	31	-	-	-	10,204	-	-	240	10,444
Segment Profit / (Loss)	64,623	8,181	(599)	(19,746)	1,073	53,532	(9,282)	(1,073)	14,494	57,671

Investment properties	-	-	-	-	43,759	43,759	-	-	-	43,759
Property, plant and equipment	1,760,323	162,629	19,061	423,685	9,636	2,375,334	51,370	19,598	28,270	2,474,572
Goodwill	6,468	-	-	2,900	-	9,368	-	-	644	10,012
Biological assets	597,151	262,100	30,903	136,815	-	1,026,969	-	66	3,628	1,030,663
Inventories	152,013	22,813	275	823	-	175,924	-	17,628	61,350	254,902
Investments in associates	35,623	107	-	-	-	35,730	-	-	2,605	38,335
Total segment assets	2,551,578	447,649	50,239	564,223	53,395	3,667,084	51,370	37,292	96,497	3,852,243

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group:

	March 31, 2015
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business (II)
Revenues	1,879,195	304,805	10,925	316,733	28,131	95	2,539,884
Costs	(806,223)	(90,494)	(14,504)	(211,768)	(9,379)	(487)	(1,132,855)
Gross Profit / (Loss)	1,072,972	214,311	(3,579)	104,965	18,752	(392)	1,407,029
Gain from disposal of investment properties	-	-	499,355	-	296,509	-	795,864
General and administrative expenses	(91,276)	(40,446)	(35,319)	(56,823)	(40,342)	-	(264,206)
Selling expenses	(77,590)	(13,082)	(6,919)	(39,754)	-	(270)	(137,615)
Other operating results, net	(20,149)	(112,816)	(2,006)	12,895	187,434	(1,821)	63,537
Profit / (Loss) from Operations	883,957	47,967	451,532	21,283	462,353	(2,483)	1,864,609
Share of profit / (loss) of associates and joint ventures	-	3,042	1,554	1,254	(973,216)	114,598	(852,768)
Segment Profit / (Loss)	883,957	51,009	453,086	22,537	(510,863)	112,115	1,011,841

Investment properties	2,368,298	963,840	187,806	-	-	7,004	3,526,948
Property, plant and equipment	38,081	27,811	1,243	171,316	1,376	-	239,827
Trading properties	1,484	-	134,407	-	-	-	135,891
Goodwill	8,239	11,661	4,541	-	-	-	24,441
Rights to receive future units under barter agreements	9,264	5,409	75,813	-	-	-	90,486
Inventories	14,000	-	738	6,754	-	-	21,492
Investments in associates and joint ventures	-	26,350	47,192	-	858,570	1,361,202	2,293,314
Total segment assets	2,439,366	1,035,071	451,740	178,070	859,946	1,368,206	6,332,399

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business (II)
Revenues	1,454,461	242,889	46,451	253,971	64,322	457	2,062,551
Costs	(651,160)	(80,728)	(25,543)	(159,506)	(42,492)	(699)	(960,128)
Gross Profit / (Loss)	803,301	162,161	20,908	94,465	21,830	(242)	1,102,423
Gain from disposal of investment properties	-	-	113,338	-	-	-	113,338
General and administrative expenses	(72,207)	(31,430)	(27,726)	(44,609)	(19,421)	(55)	(195,448)
Selling expenses	(49,275)	(13,962)	(8,314)	(31,604)	-	250	(102,905)
Other operating results	(23,007)	(1,765)	(2,414)	(761)	423	(2,001)	(29,525)
Profit / (Loss) from Operations	658,812	115,004	95,792	17,491	2,832	(2,048)	887,883
Share of profit / (loss) of associates	-	(244)	3,874	556	(80,848)	162,607	85,945
Segment Profit / (Loss)	658,812	114,760	99,666	18,047	(78,016)	160,559	973,828

Investment properties	2,262,715	850,410	420,888	-	1,085,925	7,615	4,627,553
Property, plant and equipment	18,224	26,137	3,806	171,887	263	-	220,317
Trading properties	1,484	86	149,054	-	-	-	150,624
Goodwill	8,582	11,661	4,541	-	75,844	-	100,628
Rights to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	9,861	-	582	8,022	-	-	18,465
Investments in associates and joint ventures	-	23,951	35,795	21,895	1,637	1,243,073	1,326,351
Total segment assets	2,310,130	912,245	690,479	201,804	1,163,669	1,250,688	6,529,015

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

       The following tables present a reconciliation between the profit / (loss) from operations as per the segment information and the results of operations as per the income statements. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	March 31, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	4,182,444	(34,678)	(76,585)	4,071,181
Costs	(3,559,580)	41,300	70,995	(3,447,285)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,026,913	(14,929)	-	1,011,984
Changes in the net realizable value of agricultural produce after harvest	(18,608)	-	-	(18,608)
Gross Profit / (Loss)	1,631,169	(8,307)	(5,590)	1,617,272
Gain from disposal of investment properties	795,864	-	-	795,864
Gain from disposal of farmlands	17,046	(20,295)	4,594	1,345
General and administrative expenses	(434,905)	4,422	1,761	(428,722)
Selling expenses	(328,235)	3,891	275	(324,069)
Other operating results, net	75,698	770	(1,040)	75,428
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	1,756,637	(19,519)	-	1,737,118
Share of (loss) / profit of associates and joint ventures	(852,495)	9,514	-	(842,981)
Profit / (Loss) from Operations before Financing and Taxation	904,142	(10,005)	-	894,137

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	3,204,044	(40,122)	(28,068)	3,135,854
Costs	(2,710,137)	39,096	27,850	(2,643,191)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	971,418	(15,694)	-	955,724
Changes in the net realizable value of agricultural produce after harvest	(7,811)	-	-	(7,811)
Gross Profit / (Loss)	1,457,514	(16,720)	(218)	1,440,576
Gain from disposal of investment properties	113,338	-	-	113,338
General and administrative expenses	(354,628)	2,356	910	(351,362)
Selling expenses	(226,630)	2,701	110	(223,819)
Other operating results	(54,484)	2,926	(802)	(52,360)
Profit / (loss) from operations before share of profit / (loss) of associates and joint ventures	935,110	(8,737)	-	926,373
Share of profit of associates and joint ventures	96,389	18,794	-	115,183
Profit from operations before Financing and Taxation	1,031,499	10,057	-	1,041,556

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	March 31, 2015	March 31, 2014
Total Assets per segment based on Segment Information	9,863,197	10,381,258
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(470,929)	(526,584)
Plus:
Investments in joint ventures (**)	354,025	397,951
Other non-reportable assets	4,674,654	5,003,676
Total Consolidated Assets as per Statement of financial position	14,420,947	15,256,301

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.
(**)	Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2015	March 31, 2014
Investment properties	434,525	137,908
Goodwill	5,220	5,235
Trading properties	3,140	6,339
Rights to receive future units under barter agreements	-	-
Property, plant and equipment	2,471	345,891
Biological assets	19,547	22,547
Inventories	6,026	8,664
Total proportionate share in assets per segment of joint ventures	470,929	526,584

7.	Information about principal subsidiaries

        The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3. a) of the Consolidated Financial Statements as of June 30, 2014 and 2013.

        Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

        Summarized statements of financial position

	IRSA		Brasilagro
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Assets
Non-current assets	7,572,419	6,851,085	1,686,371	2,049,257
Current assets	1,689,990	2,959,021	582,538	879,255
Total assets	9,262,409	9,810,106	2,268,909	2,928,512
Liabilities
Non-current liabilities	4,628,472	4,834,086	204,912	239,790
Current liabilities	2,584,226	2,419,424	436,926	655,174
Total liabilities	7,212,698	7,253,510	641,838	894,964
Net assets	2,049,711	2,556,596	1,627,071	2,033,548

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

         Summarized income statements and statements of comprehensive income

	IRSA		Brasilagro
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Revenues	2,509,034	2,022,219	321,141	196,473
Profit / (Loss) before income tax	226,185	(191,140)	84,311	(41,700)
Income tax expense	(389,626)	112,298	(17,957)	19,404
Profit / (Loss) for the period	(163,441)	(78,842)	66,354	(22,296)
Other comprehensive (loss) / income	(106,513)	149,786	538,468	644,785
Total other comprehensive (loss) / income	(269,954)	70,944	604,822	622,489
(Loss) / Profit attributable to non-controlling interest	97,864	56,845	-	-

         Summarized cash flows

	IRSA		Brasilagro
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Cash flow from operating activities
Net cash generated from (used in) operating activities	735,574	686,420	(162,645)	(71,731)
Cash flow from investing activities
Net cash generated from (used in) investing activities	300,928	(597,560)	(44,395)	(60,777)
Cash flow from financing activities
Net cash (used in) generated from financing activities	(1,297,559)	(688,495)	11,352	16,834
Net increase (decrease) in cash and cash equivalents	(261,057)	(599,635)	(195,688)	(115,674)
Cash and cash equivalents at beginning of period	609,907	796,902	320,349	197,113
Foreign exchange (loss) / gain on cash and cash equivalents	(111,203)	42,010	(29,327)	75,045
Cash and cash equivalents at end of period	237,647	239,277	95,334	156,484

         The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

          As of March 31, 2015 and June 30, 2014 the joint ventures of the Group are Cresca S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Entretenimiento Universal S.A. and Entertainment Holdings S.A. ("EHSA"). The shares in these joint ventures are not publicly traded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

          Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	395,243	324,194
Capital contribution	95,446	43,583
Capital reduction (iii)	(110,860)	-
Cash dividends (i)	(33,614)	-
Share of profit	12,556	15,742
Currency translation adjustment	21,603	11,724
End of the period / year (ii)	380,374	395,243

(i)	During the nine-month period ended March 31, 2015, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 2.6 million and from Cyrsa in the amount of Ps. 31.0 million.
(ii)	Includes a balance of Ps. (59) reflecting interests in companies with negative equity as of June 30, 2014 which is included in “Provisions” (Note 24).
(iii)	During the nine-month period ended March 31, 2015, Cyrsa S.A. reduced its capital stock in the amount of Ps. 110.9 million.

9.	Interests in associates

         As of June 30, 2014, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. ("BACS"), Bitania 26 S.A., and Avenida Inc.

         As of March 31, 2015, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC and Banco de Crédito y Securitización S.A. ("BACS").

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

The evolution of the Group’s investments in associates for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 was as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	1,803,114	1,123,577
Acquisition of associates	1,062,313	1,131,806
Capital contribution	30,908	16,716
Share of profit / (loss)	500	92,568
Currency translation adjustment	41,160	(29,133)
Cash dividends (i)	(17,601)	(15,459)
Disposal of associates	(33,755)	-
Reclassification to financial instruments (Note 4)	(30,089)	-
Unrealized gain from investments at fair value	(856,037)	(516,961)
End of the period / year (ii)	2,000,513	1,803,114

(i)
As of March 31, 2015, the Group cashed dividends from Agromanagers S.A., Agro-Uranga S.A. and BHSA in the amount of Ps. 0.02 million, Ps. 4.2 million and Ps. 12.9 million, respectively. During the year 2014, the Group cash dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 5.5 million, Ps. 9.2 million and Ps. 0.8 million, respectively.

(ii)
Includes a balance of Ps. (299,222) and Ps. (176,982) reflecting interests in companies with negative equity as of March 31, 2015 and June 30, 2014, respectively, which are reclassified to “Provisions” (see note 24).

Restrictions, commitments and other matters related to associates

IDBD

As part of the purchase agreement, Dolphin and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out their business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 75.4 million and US$ 125.6 million at the exchange rate prevailing on March 31, 2015). As of March 31, 2015, Dolphin has made a total capital contribution of NIS 595.1 million (NIS 400 million as advance payment of the commitment assumed) and ETH has contributed NIS 203.5 million in IDBD. As a result, Dolphin has completed required contributions, while IDBD is still claiming ETH for the payment of the remaining balance committed by ETH for a total of NIS 196.5 million, with joint and several liability of Dolphin.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Furthermore, under the purchase agreement, Dolphin and ETH have agreed jointly and severally to make one or more Tender Offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 128.7 million at the exchange rate prevailing on March 31, 2015), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 7.798 (adjusted for Rights Offering as of March 31, 2015, subject to adjustments) and (ii) before December 31, 2016 in the amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.188 (adjusted for Rights Offering as of March 31, 2015, subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 34,130,119 shares of IDBD were pledged as of March 31, 2015. On the balance sheet date, no tender offers had been made. Additionally, on March 31, 2015, 49,695,135 shares, 23,950,072 warrants Series 4, 22,752,569 warrants Series 5 and 20,357,561 warrants Series 6 in IDBD held by Dolphin were deposited in an escrow account and pledged, and they should be shortly transferred to an account without restrictions. As of the date of issuance of these Unaudited Financial Statements, Tender Offers have not been carried out.

On the other hand, the purchase agreement provides that Dolphin and ETH shall jointly and severally pay to creditors who participate in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 26 million at the exchange rate prevailing on December 31, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,078 million at the exchange rate prevailing on December 31, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 345 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, IDBD did not execute the sale of its interest in Clal Insurance Enterprises Holdings Ltd. Given that, as of December 31, 2014, IDBD did not perfect the above mentioned sale, the additional commitment assumed by Dolphin and ETH ceased to have effect.

On May 12, 2014, shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable to March 31, 2015, 47,489,037 shares and 335,715 warrants of each of the Series 2 and 3 were still subject to lock-up provisions under the terms described above.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Furthermore, as established in Note 4, Dolphin agreed to (i) exercise Series 4 of Warrants for a total amount of NIS 150 million (equal to US$ 37.6 million as of March 31, 2015) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise the remaining warrants of Series 4, and Series 5 and 6 received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

Finally, Dolphin agreed to a capital injection, directly or through any of its affiliates, to IDBD in an amount ranging between NIS 256 million and NIS 400 million, as follows: (i) NIS 256 million by exercising New Rights of Dolphin resulting from the Rights Offering; (ii) an additional investment (the “Additional Investment”) in a sum equal to (a) the Maximum Immediate Payment less (b) the amount received by IDBD as a result of the Rights Offering, excluding the exercise of the New Warrants, but in no case will it exceed the amount of NIS 144 million. The Additional Investment would be made by Dolphin or any of its affiliate by exercising the additional rights to be acquired by them, or –should such rights not be acquired – by participating in another rights offering to be executed by IDBD. On February 10, 2015 Dolphin subscribed a total of NIS 391.6 million, with a remaining commitment to contribute NIS 8.4 million. Additionally, see Note 43 "Subsequent events".

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendence of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Such a ruling assessed a fine in the amount of Ps. 4.04 million to BHSA and fines of diverse amounts to incumbent and former members of the Board and managers. Against such penalty, on November 25, 2014 BHSA and other affected parties filed a writ of appeal, as per the provisions of section 42 of the Financial Entities Act, which was sent by the BCRA to the National Court of Appeals in Administrative Litigation Matters, and will be decided by Division I of said Court of Appeals. Moreover, the same Division will also decide on motions for injunctions filed on December 30, 2014 by the Bank and the persons affected by the collection proceedings filed by the BCRA for the collection of penalties. Notwithstanding the expectations to get a judicial revocation of the penalties applied by the BCRA, Banco Hipotecario S.A. has set up an allowance equal to 100% of the penalty applied by the ruling.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

         Changes in the Group’s investment properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased out farmland	Properties under development (iii)	Total
Year ended June 30, 2014
Opening net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Additions	61,108	23,988	454	7,069	156,927	249,546
Reclassification to available for sale	-	(1,098,990)	-	-	-	(1,098,990)
Reclassification to property, plant and equipment	-	(12,231)	-	(3,657)	-	(15,888)
Reclassifications of trading properties	-	251	1,550	-	(803)	998
Capitalized borrowing costs	-	-	-	-	22,376	22,376
Disposals	(35)	(51,457)	-	(1,080)	(766)	(53,338)
Depreciation charge (i)	(134,325)	(68,529)	-	(2,134)	-	(204,988)
Currency translation adjustment	-	375,261	-	8,238	-	383,499
Transfers	(25,332)	27,056	(1,724)	-	-	-
Closing net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
At June 30, 2014
Cost	3,166,103	1,077,824	421,520	51,434	363,857	5,080,738
Accumulated depreciation	(1,374,156)	(251,966)	-	-	-	(1,626,122)
Net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Period ended March 31, 2015
Opening net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Additions	26,394	216,739	(214,281)	2,572	174,855	206,279
Reclassification of property, plant and equipment	-	7,545	9,820	-	-	17,365
Reclassification to property, plant and equipment	-	-	-	(5,028)	(3,922)	(8,950)
Transfers (ii)	502,104	-	-	-	(502,104)	-
Disposals	-	(61,196)	(1,687)	(13)	(2,806)	(65,702)
Depreciation charge (i)	(87,696)	(27,892)	-	(344)	-	(115,932)
Currency translation adjustment	-	-	-	(12,043)	-	(12,043)
Closing net book amount	2,232,749	961,054	215,372	36,578	29,880	3,475,633
At March 31, 2015
Cost	3,560,276	1,175,318	215,372	36,578	29,880	5,017,424
Accumulated depreciation	(1,327,527)	(214,264)	-	-	-	(1,541,791)
Net book amount	2,232,749	961,054	215,372	36,578	29,880	3,475,633

(i)	Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 30).
(ii)	As of March 31, 2015 includes Ps. 27,713 corresponding to works in Alto Comahue Shopping Center and Ps. 1,311 in Distrito Arcos Shopping Center.
(iii)	Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following amounts have been recognized in the income statements:

	March 31, 2015	March 31, 2014
Rental and service income	2,193,731	1,742,865
Direct operating expenses	895,182	787,415
Development expenses	2,376	3,756
Gain from disposal of investment properties	795,864	113,338

Borrowing costs incurred during the nine-month period ended March 31, 2015 of Ps. 12,956, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall.

In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2014
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustment	518,869	-	3,363	1,238	13,751	240	537,461
Additions	96,785	9,980	4,633	3,953	15,581	3,247	134,179
Reclassifications of investment properties	3,657	-	12,231	-	-	-	15,888
Reclassifications to intangibles assets	-	-	(30)	-	-	-	(30)
Disposals	(56,763)	(24)	(133)	(7)	(2,589)	(497)	(60,013)
Depreciation charge (i)	(44,062)	(14,559)	(10,559)	(1,524)	(14,519)	(1,760)	(86,983)
Closing net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
At June 30, 2014
Cost	2,261,176	402,647	141,704	25,144	191,561	12,578	3,034,810
Accumulated depreciation	(203,982)	(226,902)	(74,960)	(14,306)	(126,376)	(6,328)	(652,854)
Net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Period ended March 31, 2015
Opening net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Currency translation adjustment	(289,327)	-	(4,475)	(628)	(8,395)	54	(302,771)
Additions	140,370	6,786	7,503	2,158	20,893	6,830	184,540
Reclassifications to investment properties	(9,820)	-	(7,545)	-	-	-	(17,365)
Reclassifications of investment properties	5,028	-	-	2,112	1,810	-	8,950
Disposals	(3,160)	(3,001)	(342)	(148)	(2,756)	(71)	(9,478)
Depreciation charge (i)	(42,567)	(11,214)	(4,462)	(1,624)	(12,690)	(1,958)	(74,515)
Closing net book amount	1,857,718	168,316	57,423	12,708	64,047	11,105	2,171,317
As of March 31, 2015
Cost	2,124,611	391,873	130,398	27,595	197,397	19,231	2,891,105
Accumulated depreciation	(266,893)	(223,557)	(72,975)	(14,887)	(133,350)	(8,126)	(719,788)
Net book amount	1,857,718	168,316	57,423	12,708	64,047	11,105	2,171,317

(i)
For the nine-month period ended as of March 31, 2015, the depreciation charges of property, plant and equipment were included as follows: Ps. 4,417 under the line item “General and administrative expenses”, Ps. 1,062 under the line item “Selling expenses” and Ps. 69,036 under the line item “Cost” in the income statements For the fiscal year ended June 30, 2014, depreciation charges of property, plant and equipment were included as follows: Ps. 9,973 under the line item “General and administrative expenses”, Ps. 1,808 under the line item “Selling expenses” and Ps. 285,138 under the line item “Cost” in the income statements

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

Changes in the Group’s trading property for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2013	8,659	88,879	11,979	109,517
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Reclassifications of / to investment properties and intangible assets	7,897	-	(747)	7,150
Disposals	(11,225)	(15)	-	(11,240)
At June 30, 2014	6,731	119,188	11,232	137,151
Additions	-	920	-	920
Currency translation adjustment	-	(3,919)	-	(3,919)
Disposals	(1,401)	-	-	(1,401)
At March 31, 2015	5,330	116,189	11,232	132,751

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer software	Rights of use	Units to be received (ii)	Others	Total
Year ended June 30, 2014
Opening net book amount	77,052	8,189	39,939	93,225	132	218,537
Currency translation adjustment	29,352	2,955	-	-	-	32,307
Additions	658	2,947	-	-	10,954	14,559
Disposals	-	(245)	-	-	-	(245)
Reclassifications to trading properties	-	-	-	(8,148)	-	(8,148)
Reclassification to assets held for sale	(77,085)	-	-	-	-	(77,085)
Reclassification of property, plant and equipment	-	30	-	-	-	30
Amortization charge (i)	-	(4,116)	(752)	-	(80)	(4,948)
Closing net book amount	29,977	9,760	39,187	85,077	11,006	175,007
At June 30, 2014
Cost	29,977	36,680	40,691	85,077	11,861	204,286
Accumulated amortization	-	(26,920)	(1,504)	-	(855)	(29,279)
Net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Period ended March 31, 2015
Opening net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Currency translation adjustments	(2,495)	(1,866)	-	-	-	(4,361)
Additions	-	2,693	-	5,409	-	8,102
Disposals	(343)	(173)	-	-	-	(516)
Amortization charge (i)	-	(3,640)	(802)	-	(602)	(5,044)
Closing net book amount	27,139	6,774	38,385	90,486	10,404	173,188
At March 31, 2015
Cost	27,139	37,333	40,691	90,486	11,860	207,509
Accumulated amortization	-	(30,559)	(2,306)	-	(1,456)	(34,321)
Net book amount	27,139	6,774	38,385	90,486	10,404	173,188

(i)	Amortization charges are included in “General and administrative expenses” in the Income statements. (Note 30). There is no impairment charges for any of the periods presented.
(ii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

Changes in the Group’s biological assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	640,683	400,692
Purchases	10,114	37,823
Initial recognition and changes in the fair value of biological assets	935,221	1,075,567
Decrease due to harvest	(532,033)	(915,871)
Decrease due to sales	(106,979)	(76,394)
Consume	(1,323)	(477)
Currency translation adjustment	(64,886)	119,343
End of the period / year	880,797	640,683

Biological assets as of March 31, 2015 and June 30, 2014 were as follows:

	Classification	March 31, 2015	June 30, 2014
Non-current
Cattle for dairy production	Production	39,569	37,217
Breeding cattle	Production	255,190	254,398
Sugarcane fields	Production	97,456	142,873
Other cattle	Production	5,100	5,682
Others biological assets	Production	5,329	4,683
Non-current biological assets		402,644	444,853
Current
Cattle for dairy production	Consumable	12	46
Cattle for sale	Consumable	53,033	47,767
Crops fields	Consumable	423,612	147,356
Other cattle	Consumable	1,496	661
Current biological assets		478,153	195,830
Total biological assets		880,797	640,683

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 577,895 and Ps. 966,754 for the period ended March 31, 2015 and for the year ended June 30, 2014, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

        The following tables present the Group’s biological assets measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		39,581	-	39,581
Breeding cattle and cattle for sale	-		308,223	-	308,223
Sugarcane fields	-		-	97,456	97,456
Other cattle	-		6,596	-	6,596
Others biological assets	5,329		-	-	5,329
Crops fields	235,494	(i)	-	188,118	423,612
Total	240,823		354,400	285,574	880,797

	June 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,263	-	37,263
Breeding cattle and cattle for sale	-		302,165	-	302,165
Sugarcane fields	-		-	142,873	142,873
Other cattle	-		6,343	-	6,343
Others biological assets	4,683		-	-	4,683
Crops fields	10,736	(i)	-	136,620	147,356
Total	15,419		345,771	279,493	640,683

(i)	Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

        The following table presents the changes in Level 3 instruments for the nine-month period ended March 31, 2015 and the year ended June 30, 2014:

	Crops fields with significant biological growth	Sugarcane
At June 30, 2013	43,770	111,063
Initial recognition and changes in the fair value of biological assets	813,631	82,778
Harvest	(789,630)	(100,791)
Currency translation adjustment	68,849	49,823
At June 30, 2014	136,620	142,873
Purchases	-	269
Initial recognition and changes in the fair value of biological assets	352,687	108,849
Harvest	(304,245)	(131,813)
Currency translation adjustment	3,056	(22,722)
At March 31, 2015	188,118	97,456

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

     When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields – Operating cost – Selling expenses - Future of sale prices	Argentina:
Yields 0.9 - 6 tn/ha
Future of sale prices: 1,978 - 2,105 Ps./tn
Selling expenses: 210 - 669 Ps./tn
Operating cost: 832 - 4,198 Ps. /ha
Brazil:
Yields 3.17 - 3.43 tn/ha
Future of sale prices: 323-891 Rs./tn
Operating cost: 316-783 Rs./tn

Bolivia:
Yields 1.80 - 4.29 tn/ha
Future of sale prices: 165 - 300 US$/tn
Selling expenses: 24.5 US$/tn
Operating cost: 129 - 130.7 US$/tn

Sugarcane	Discounted cash flows	-	Yields – Operating cost – Selling expenses - Future of sale prices Discount rate	Brazil:
Yields 86.2 tn/ha
Future of sale prices: 71.9 Rs./tn
Operating cost: 52.9 Rs./tn
Bolivia:
Yields 40.8 - 113 tn/ha
Future of sale prices: 23.89 – 24.12 US$/tn
Selling expenses: 4.2 US$/tn
Operating cost: 275 – 520 US$/tn
Discount rate: 15.14%

         During the nine-month period ended March 31, 2015 and the year ended June 30, 2014 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2014 and 2013.

As of March 31, 2015 and June 30, 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

15.	Inventories

Breakdown of Group’s inventories as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Crops	91,010	241,061
Materials and inputs	130,078	141,495
Seeds and fodders	36,056	28,329
Hotel supplies	6,754	6,011
Beef	24,163	22,875
Total inventories	288,061	439,771

As of March 31, 2015 and June 30, 2014 the cost of inventories recognized as expense amounted to Ps. 605,353 and Ps. 813,593, respectively and they have been included in “Costs” in the income statements.

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as that information is not available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel, Arcos del Gourmet S.A. stock option (its fair value at the end of the period is zero) and commitment to tender offer of shares in IDBD.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	72,242	-	-	72,242
- Investment in equity securities in Avenida Inc.	65,856	-	-	65,856
- Other equity securities in public shares	17,475	-	-	17,475
- Corporate bonds	1,722	-	-	1,722
- Government bonds	257,461	-	-	257,461
- Mutual funds	104,943	-	-	104,943
- Shares of Supertel	-	-	251,739	251,739
Derivative financial instruments:
- Commodity future	31,451	-	-	31,451
- Commodity options	-	-	-
- Warrants of IDBD	173,495	47,623	-	221,118
- Foreign-currency contracts	-	226	-	226
Cash and cash equivalents	20,846	-	-	20,846
Investment in associates:
- IDBD	834,882	-	-	834,882
Total assets	1,580,373	47,849	251,739	1,879,961
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	513,683	513,683
- Foreign-currency contracts	-	41,806		41,806
- Commodity future	1,501	-		1,501
- Commodity options	2,161	-		2,161
Provisions:
- Onerous contract	-	89,438	-	89,438
Total liabilities	3,662	131,244	513,683	648,589

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,546	-	-	63,546
- Investment in equity securities in Hersha	53,901	-	-	53,901
- Corporate bonds	1,438	-	-	1,438
- Government bonds	203,216	-	-	203,216
- Mutual funds	222,760	-	-	222,760
- Other equity securities in public companies	16,380	-	-	16,380
- Shares of Supertel	-	-	211,170	211,170
Derivative financial instruments:
- Commodity future contracts	2,984	-	-	2,984
- IDBD Rights (i)	10,986	-	-	10,986
- Foreign-currency contracts	-	16,305	-	16,305
- Swaps	-	1,089	-	1,089
Cash and cash equivalents	24,590	-	-	24,590
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	1,195,143	17,394	211,170	1,423,707
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	52,666	-	52,666
- Commodity future contracts	753	-	-	753
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
- Borrowings	22,901	51,443	-	74,344
Total liabilities	23,654	104,109	320,847	448,610

(i)	On July 3 rights for the purchase of additional shares and warrants of IDBD were exercised.

        The following table presents the changes in Level 3 instruments for the nine-month period ended March 31, 2015:

	Warrants of Supertel	Shares of Supertel	Commitment to tender offer shares in IDBD	Total
Balance at June 30, 2014	-	211,170	(320,847)	(109,677)
Acquisition	-	-	(33,336)	(33,336)
Total gain and losses for the period (i)	-	40,569	(159,500)	(118,931)
Balance at March 31, 2015	-	251,739	(513,683)	(261,944)

(i)	The gain / (loss) is not realized as of March 31, 2015 and is accounted for under “Other financial results” in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. On June 30, 2014, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Shares and Warrants of Supertel (data observed in the market) as of March 31, 2015, would reduce pre-tax income by Ps. 28.5 million.

According to Group estimates, all factors being constant, a 10% decrease in the credit spread (data which is not observable in the market) of shares and warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of March 31, 2015, would increase pre-tax income by Ps. 1.8 million. The rate used as of March 31, 2015 was 13.94%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; interest curve; foreign exchange curve.	-
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Price of underlying asset, stock volatility (historic) and market interest rate (ILS rate curve).	Price of underlying asset 1.1 to 1.6 Stock volatility 60% to 80% Market interest rate 0.25% to 0.4%
Onerous contract and warrant IDBD	Black-Scholes	Theoretical price	Price of underlying asset, stock volatility (historic) and market interest rate (ILS rate curve).	Price of underlying asset 1.1 to 1.6 Stock volatility 60% to 80% Money market interest-rate 0.25% to 0.4%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Price of underlying asset	-
Interest-rate swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 1.58 to 1.93 Stock volatility 56% to 75% Market interest rate 0.95% to 1.19%
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 1.58 to 1.93 Stock volatility 56% to 75% Money market interest-rate 0.95% to 1.19%
Call option for the shares of Arcos	Discounted cash flows	-	Projected income and discount rate.	-

17.	Restricted assets

The table below shows the Group's restricted assets as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Mutual funds	37,986	50,897
Total non-current	37,986	50,897
Current
Escrow deposits	9,148	-
Total current	9,148	-
Total restricted assets	47,134	50,897

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Leases and services receivable	60,658	55,105
Receivables from sale of agricultural products and farmlands leases	1,235	2,090
Property sales receivable (i)	90,083	154,582
Less: allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	149,768	209,569
Trade receivables from disposal of joint ventures	3,489	3,213
Prepayments	4,353	14,332
VAT receivables	25,378	22,342
Other tax receivables	80,908	110,238
Guarantee deposits	16,244	17,150
Suppliers advances	7,078	-
Others	407	1,093
Non-current other receivables	137,857	168,368
Related parties (Note 35)	108,638	97,412
Non-current trade and other receivables	396,263	475,349
Current
Consumer financing receivables	14,661	14,861
Leases and services receivable	333,991	256,123
Receivables from sale of agricultural products and farmlands leases	207,331	281,711
Receivables from hotel operations	44,317	33,861
Deferred checks received	283,957	211,278
Debtors under legal proceedings	66,283	61,573
Property sales receivable (i)	116,086	131,573
Less: allowance for doubtful accounts	(101,690)	(88,088)
Trade receivables current	964,936	902,892
Contributions to be paid in by non-controlling interests	-	12,840
Prepayments	120,651	90,754
VAT receivables	60,164	61,024
Gross sales tax credit	7,074	4,957
Other tax receivables	29,144	33,457
Loans	16,289	12,751
Expenses and services to recover	2,655	3,024
Suppliers advances	126,610	144,656
Guarantee deposits	16,396	49,572
Dividends receivables	-	11,778
Others	32,251	24,898
Less: allowance for doubtful accounts	(185)	(195)
Current other receivables	411,049	449,516
Related parties (Note 35)	305,356	86,000
Current trade and other receivables	1,681,341	1,438,408
Total trade and other receivables	2,077,604	1,913,757

(i) Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	90,491	86,902
Creation	26,708	24,150
Recovery	(11,950)	(13,689)
Used during the period / year	(1,278)	(9,370)
Currency translation adjustment	112	2,498
End of the period / year	104,083	90,491

The creation and release of allowance for doubtful account have been included in “Selling expenses” in the income statements (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

19.	Investment in financial assets

Group’s investment in financial assets as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	72,242	63,546
Investments in equity securities in Avenida Inc. S.A.	65,856	-
Investment in equity securities in Supertel	251,739	211,170
Other investment in equity securities	246	296
Total Investment in Financial Assets Non-current	390,083	275,012
Current
Financial assets at fair value
Mutual funds	104,943	222,760
Investment in equity securities in Hersha	-	53,901
Other investment in equity securities	17,229	16,084
Corporate bonds	1,722	1,438
Government bonds	257,461	203,216
Total Investment in Financial Assets current	381,355	497,399
Total Investment in Financial Assets	771,438	772,411

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Assets
Non-current
Foreign-currency contracts	-	233
Warrants IDBD (Note 4)	172,642	-
Total non-current	172,642	233
Current
Commodities options	-	-
Commodities futures	31,451	2,984
IDBD Warrants (Note 4)	48,476	-
IDBD preemptive rights (Note 4)	-	10,986
Foreign-currency contracts (Note 35)	226	16,072
Swaps	-	1,089
Total current	80,153	31,131
Total assets	252,795	31,364

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Note 4)	271,056	320,847
Total non-current	271,056	320,847
Current
Commodities options	2,161	-
Commodities futures	1,501	753
Foreign-currency contracts	41,806	52,666
Commitment to tender offer shares in IDBD (Note 4)	242,627	-
Total current	288,095	53,419
Total liabilities	559,151	374,266

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash at bank and on hand	395,415	724,900
Short-term bank deposits	74,531	251,822
Financial trust	-	1,675
Mutual funds	20,846	24,590
Total cash and cash equivalents	490,792	1,002,987

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended as of March 31, 2015 and 2014.

	Note	March 31, 2015	March 31, 2014
Loss for the period		(452,912)	(527,513)
Adjustments for:
Income tax expense		232,304	(357,973)
Depreciation and amortization		195,491	218,449
Gain from disposal of investment property		(795,864)	(113,338)
Gain from disposal of farmlands		(1,345)	-
Gain from disposal of property, plant and equipment		1,360	-
Loss on the revaluation of receivables arising from the sale of farmland		(46,865)	(17,828)
Gain from disposal of property, plant and equipment		-	(833)
Release of investment property and property, plant and equipment		3,200	2,619
Dividends income		(12,449)	(10,741)
Equity settled compensation		28,654	17,550
Unrealized Gain / (Loss) on derivative financial instruments		124,707	(7,074)
Changes in fair value of financial assets at fair value through profit or loss		(50,957)	(368,092)
Interest expense, net		570,806	444,268
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(100,603)	(697,406)
Changes in the net realizable value of agricultural produce after harvest		18,608	7,811
Provisions		104,880	77,560
Share of profit / (loss) of associates and joint ventures		842,981	(115,183)
Unrealized foreign exchange loss, net		458,640	1,770,181
Loss from disposal of subsidiaries and joint ventures		(22,075)	-
Gain from repurchase of Non-convertible Notes		400	34,861
Changes in operating assets and liabilities:
Increase (Decrease) in biological assets		(218,450)	185,671
Decrease in inventories		112,976	248,242
Decrease in trading properties		481	2,497
(Increase) Decrease in trade and other receivables		(358,706)	117,555
Decrease (Increase) in derivative financial instruments		83,667	(10,214)
Increase (Decrease) in trade and other payables		104,141	(255,341)
Decrease in payroll and social security liabilities		(18,257)	(15,616)
Decrease in provisions		(3,150)	(3,920)
Net cash generated from operating activities before income tax paid		801,663	626,192

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the nine-month periods ended as of March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Reimbursement of expired dividends	811	783
Dividends payable	12,524	-
Dividends not collected	(515)	(412)
Increase in property, plant and equipment through an increase in borrowings	697	539
Decrease in borrowings trough a decrease in investment in associates and joint ventures	136,685	-
Increase in property, plant and equipment through an increase in trade and other payables	340	-
Decrease in investment properties through an increase in intangible assets	1,666	-
Increase in restricted assets through a decrease in assets held for sale	8,742	-
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Non-current
Admission rights	135,661	113,617
Sales, rent and services payments received in advance	68,422	51,638
Guarantee deposits	6,053	6,759
Total non-current trade payables	210,136	172,014
Other tax payables	5,316	9,166
Deferred income	7,543	7,914
Shareholders’ personal tax payable	941	1,170
Tax amnesty plan for payable taxes	11,460	15,014
Others	11,072	11,287
Total non-current other payables	36,332	44,551
Related parties (Note 35)	51	195
Total non-current trade and other payables	246,519	216,760
Current
Trade payables	373,895	289,825
Accrued invoices	177,105	173,193
Admission rights	131,462	111,024
Sales, rent and services payments received in advance	225,826	244,700
Guarantee deposits	16,401	13,413
Total current trade payables	924,689	832,155
Withholdings tax	2,449	3,020
VAT payables	39,940	28,521
Gross sales tax payable	624	1,150
Other tax payables	47,454	59,303
Deferred incomes	5,335	495
Dividends payable	26,559	24,032
Tax amnesty plan for payable taxes	319	306
Shareholders’ personal tax payable	10,830	5,076
Capital contributions paid in by minority shareholders	13,161	-
Others	8,224	11,117
Total current other payables	154,895	133,020
Related parties (Note 35)	42,166	39,005
Total current trade and other payables	1,121,750	1,004,180
Total trade and other payables	1,368,269	1,220,940

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Non-current
Provision for vacations and bonuses	3,742	-
Social security payable	2,501	4,598
Others	1,617	443
Non-current payroll and social security liabilities	7,860	5,041
Current
Provision for vacation and bonuses	145,048	166,276
Social security payable	25,641	28,600
Salaries payable	1,132	2,247
Share-based payments	3,342	-
Others	1,822	5,423
Current payroll and social security liabilities	176,985	202,546
Total payroll and social security liabilities	184,845	207,587

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security	Investments in associates and joint ventures (i)	Onerous contracts (ii)	Total
At June 30, 2014	62,623	1,592	176,982	-	241,197
Additions	42,221	217	104,825	86,115	233,378
Used during period	(28,012)	(397)	(59)	-	(28,468)
Contributions	-	-	(1,502)	-	(1,502)
Currency translation adjustment	(806)	-	18,976	3,323	21,493
At March 31, 2015	76,026	1,412	299,222	89,438	466,098

(i)	Corresponds to equity interests in associates with negative equity, mainly New Lipstick LLC. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(ii)	See Note 9. Additions and recoveries are included in "Other financial results".

The analysis of total provisions is as follows:

	March 31, 2015	June 30, 2014
Non-current	322,776	220,489
Current	143,322	20,708
	466,098	241,197

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings

Group’s borrowings as of March 31, 2015 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in million)	March 31, 2015	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	281,602	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23,67%	176	-	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	970,039	896,032
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	299,056	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 350 bps	187	184,188	-
CRESUD NCN Class XX due 2017 (i)	Unsecured	US$	Fixed	2.5%	18.2	55,589	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	-	-	209,297
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	8,059	10,734
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	149	1,316,364	1,210,359
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	145.7	1,165,523	1,070,428
IRSA Propiedades Comerciales NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	116	975,473	839,081
Syndicated loan (ii)	Unsecured	Ps.	Fixed	(II)	126.5	10,504	74,964
Long term loans	Unsecured	US$	Floating	Libor + 300 BPS or 6% (the higher)	15	114,116	111,363
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	9,910	16,665
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	3,419	6,804
Long term loans (iii)	Unsecured	Ps.	Fixed	15.25%	14.0	13,185	13,359
Long term loans	Secured	Ps.	Fixed	6%		-	-
Long term loans	Secured	Rs.	Floating	TJLP + 3.00 to 3.10	-	-	5,946
Long term loans	Secured	Rs.	Floating	5.50 to 8.70	-	792	3,900
Long term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 SELIC + 3.45	-	185,023	204,012
Long term loans	Secured	Bol.	Fixed	7%	13.5	4,936	5,799
Seller financing (iv)	Secured	US$	Fixed	3.50 % and 5%	6.8	68,460	121,256
Finance leases	Secured	US$	Fixed	10.75% to 7% a 14.5%	5.3	569	1,187
Related parties (Note 35)	Unsecured	Ps.	Fixed/ Floating			22,818	137,658
Non-current borrowings						5,689,625	5,315,335

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Value Nominal (in million)	March 31, 2015	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	499,113
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,939	39,647
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	306,561	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	55	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	180,634	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,706	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	172,326	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,111	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Fixed	27.5%	187	2,780	-
CRESUD NCN Class XX due 2017	Unsecured	US$	Fixed	2.5%	18.2	(551)	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	149	17,126	41,472
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209.4	213,584	4,325
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.80	211	255
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	145.7	25,965	55,494
IRSA Propiedades Comerciales NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	116	29,744	8,732
Bank overdrafts	Unsecured	Ps.	Fixed	21.34%	8,076	245,350	153,330
Bank overdrafts	Unsecured	Ps.	Floating	-	-	630,837	401,963
Short term loans	Unsecured	US$	Floating	Libor + 300 BPS or 6% (the higher)	15	8,095	9,267
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,950	4,285
Short term loans	Secured	Rs.	Floating	5.50 to 8.70	-	2,954	6,699
Short term loans	Secured	Rs.	Floating	TJLP + 3.00 to 3.10		4,345	11,024
Short term loans	Unsecured	Ps.	Fixed	15.25%	14.45	6,732	2,873
Short term loans	Secured	Rs.	Floating	7.51% to 15.12%	-	128,117	165,121
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	7,275	6,880
Short term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 SELIC + 3.45	11.9	33,382	47,056
Short term loans	Secured	US$	Fixed	7.50%	-	-	74,344
Short term loans	Secured	Rs.	Floating	1.69 + Var. Cam.	-	13,681	-
Short term loans	Secured	Bol.	Fixed	7%	13.5	2,942	2,603
Short term loans	Secured	Bol.	Fixed	6%	2.9	3,778	-
Short term loans	-	Ps.	Fixed	-	-	-	9,733
Short term loans (iii)	Unsecured	Ps.	Fixed	-	132.9	130,491	12,886
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(II)	126.5	88,563	101,339
Seller financing (ii)	Secured	US$	Fixed	3.50 % and 5%	-	-	28,670
Seller financing	Secured	Rs.	Floating	-	-	130,823	165,521
Finance lease obligations	Secured	US$	Fixed	10.75% and 7% to 14.5%	2.4	1,902	2,102
Other short term loans	Unsecured	-	-	-	-	16,431	-
Related parties (Note 35)	Unsecured	Ps.	Fixed / Floating	-	-	10,254	1,566
Current borrowings						2,454,093	2,639,491
Total borrowings						8,143,718	7,954,826

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

(i)	Includes an outstanding balance of Ps. 20,379 and Ps. 87,342 with ERSA and PAMSA, respectively, as of 03.31.15.
(ii)
On November 16, 2012 the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 35).

(iii)
On December 12, 2012, a loan has been entered into with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled. On December 23, 2014, the Group subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due on June 19, 2015.

(iv)
Debt incurred to fund the purchase of Soleil Factory net assets (investment property): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled. Debt incurred to the purchase of Zetol S.A.'s shares (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built. Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (trading properties).

(v)	Includes an outstanding balance of Ps. 5,068 and Ps. 9,010 with ERSA and PAMSA, respectively, as of 06.30.14.
(vi)	Includes an outstanding balance of Ps. 416 and Ps. 1,785 with ERSA and PAMSA, respectively, and Ps. (551) of issuance expenditures as of 03.31.15.

Notes issued by Cresud

Classes XIX and XX NCN

On March 13, 2015, the tenth Series of simple corporate notes was issued in the amount equivalent to Ps. 352.8 million nominal value, in two classes.

Class XIX Non-Convertible Notes, for a face value of Ps. 187.0 million and falling due 18 months after the issuance date, will accrue interest at fixed rate of 27.5% during the first twelve months and will accrue interest at floating rate the remaining six months (Badlar plus 350 basis points). The issuance price was 100% of the nominal value.  Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 18 months following the issuance date.

Class XX Non-Convertible Notes, for a face value of US$ 18.2 million, with an issuance price of 104% of the nominal value resulting US$ 18.9 equivalent to Ps. 165.8 million and falling due 24 months after the issuance date, will accrue interest at fixed annual rate of 2.5%. Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 24 months following the issuance date.

Classes XVII and XVIII NCN

On September 12, 2014, the Ninth Series of simple corporate notes was issued in the equivalent amount of Ps. 455.3 million, in two classes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

        Class XVII Non-Convertible Notes, for a face value of 171.8 million and falling due 15 months after the issuance date, will accrue interest at a variable rate (Badlar plus 250 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 6 months following the issuance date. The issuance price was 100.0% of the nominal value.

        Class XVIII Non-Convertible Notes, for a face value of US$ 33.7 million, with an issuance price of 102.179% of the nominal value resulting US$ 34.4 equivalent to Ps. 289.7 million and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issuance date.

         Repurchase of Non-convertible Notes Class XIII

On November 17, 2014, the Company repurchased 10,000,000 bond of NCN Class XIII, due on May 22, 2015 in the amount of Ps. 85.5 million.

26.	Taxation

        The details of the provision for the Group’s income tax are as follows:

	March 31, 2015	March 31, 2014
Current income tax	(639,721)	(195,447)
Deferred income tax	410,952	553,420
Minimum Presumed Income Tax	(3,535)	-
Income tax expense	(232,304)	357,973

         The gross movement on the deferred income tax account was as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	382,597	(351,035)
Currency translation adjustment	(39,014)	24,150
Reserve for changes in non-controlling interest	(34,358)	-
Reclassification to assets held for sale	(33,346)	-
Use of tax loss carryforwards	(185,405)	-
Additions for business combination	-	33,346
Charged / (Credited) to the income	410,952	676,136
End of the period / year	501,426	382,597

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

           The Group did not recognize deferred income tax assets of Ps. 59.5 million and Ps. 57.1 million as of March 31, 2015 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

           The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2015	March 31, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	144,682	307,032
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(393,470)	24,446
Unrecognized tax losses	(6,537)	1,088
Difference between the tax return and provision	1,306	(1,676)
Valuation changes and sale of shares Avenida in Torodur	14,602	-
Capital indexation of foreign companies	2,025	1,613
Non-deductible expenses	(3,781)	22,275
Others	8,869	3,195
Income tax	(232,304)	357,973

            Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Tax is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period.

            The Company does not set up an allowance for Minimum Presumed Income Tax and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity

          Special Reserve

          Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve cannot be used to make distributions in kind or in cash, and can only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. The mentioned Reserve was reversed under the appropriation of Retained Earnings resolved by Shareholders’ Meeting held on November 14, 2014.

          Treasury stock

          During the nine-month period ended March 31, 2015 Cresud repurchased 37,657 common, registered shares of own stock of Ps. 1 nominal value and 1 vote per share, in exchange for Ps. 0.5 million and 303.018 American Depositary Shares or ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan.  On the balance sheet date, no deadline has been established for the sale of repurchased shares.

          On December 12, 2014, as per the powers delegated by the Regular General Shareholders’ Meeting on October 31, 2014, the Board decided to distribute pro rata among shareholders 5,565,479 Treasury shares, which represent 0.0114% per share or 1.1406% on the outstanding capital of 487,928,660.

          Share Warrants

          As a result of the allocation of Treasury shares indicated above, the terms and conditions of outstanding options (warrants) to purchase common shares have been somewhat modified:

          Number of shares to be issued per warrant:

          Ratio before allocation: 0.3673

          Ratio after allocation (in force): 0.3715

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity (Continued)

Exercise price per future share to be issued:

Price before allocation: US$1.5247.

Current price after allocation: US$1.5075.

Restrictions on distribution of dividends

-	Legal reserve

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. Shareholders’ Meeting held on November 14, 2014 resolved the use of the statutory reserve in the amount of Ps. 81,616 to absorb accumulated losses. The Company shall have to fully replenish such reserve before any distribution of accumulated earnings.

-	Treasury stock

Given that the repurchase of shares for subsequent sale is to be funded out of net cash income or free reserves, pursuant to section 220.2. of Act 19,550, insofar as the Company maintains Treasury shares there is a restriction on the distribution of retained earnings or free reserves, equal to the acquisition cost.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	March 31, 2015				March 31, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	6,366	-	-	6,366	25,933	-	-	25,933
Crops	-	606,349	-	606,349	-	458,877	-	458,877
Cattle	-	47,533	-	47,533	-	51,068	-	51,068
Dairy	-	53,176	-	53,176	-	37,006	-	37,006
Sugarcane	-	155,043	-	155,043	-	87,253	-	87,253
Beef	-	-	588,638	588,638	-	-	373,191	373,191
Supplies	-	45,093	-	45,093	-	54,428	-	54,428
Sales income	6,366	907,194	588,638	1,502,198	25,933	688,632	373,191	1,087,756
Base rent	913,588	8,509	-	922,097	779,963	1,007	-	780,970
Contingent rent	340,034	-	-	340,034	230,725	-	-	230,725
Admission rights	113,147	-	-	113,147	92,538	-	-	92,538
Parking fees	78,627	-	-	78,627	59,446	-	-	59,446
Commissions	33,747	-	-	33,747	32,824	-	-	32,824
Property management fees	4,507	-	-	4,507	1,127	-	-	1,127
Expenses and Collective Promotion Funds	670,541	-	-	670,541	527,721	-	-	527,721
Flattening of tiered lease payments	24,871	-	-	24,871	14,038	-	-	14,038
Leases and agricultural services	-	15,475	-	15,475	-	14,108	-	14,108
Advertising and brokerage fees	-	39,820	-	39,820	-	35,582	-	35,582
Others	6,160	3,129	-	9,289	3,476	1,115	-	4,591
Leases and service income	2,185,222	66,933	-	2,252,155	1,741,858	51,812	-	1,793,670
Consumer financing	95	-	-	95	457	-	-	457
Hotel operations	316,733	-	-	316,733	253,971	-	-	253,971
Other revenues	316,828	-	-	316,828	254,428	-	-	254,428
Total Group revenue	2,508,416	974,127	588,638	4,071,181	2,022,219	740,444	373,191	3,135,854

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	March 31, 2015				March 31, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	9,358	-	9,358	-	5,916	-	5,916
Other operative costs	-	17,422	-	17,422	-	8,162	-	8,162
Cost of property operations	-	26,780	-	26,780	-	14,078	-	14,078
Crops	-	1,237,332	-	1,237,332	-	971,506	-	971,506
Cattle	-	176,758	-	176,758	-	114,113	-	114,113
Dairy	-	98,352	-	98,352	-	70,999	-	70,999
Sugarcane	-	260,701	-	260,701	-	157,075	-	157,075
Supplies	-	34,056	-	34,056	-	41,378	-	41,378
Beef	-	-	456,298	456,298	-	-	303,100	303,100
Leases and agricultural services	-	5,590	-	5,590	-	5,448	6,942	12,390
Advertising and brokerage operations	-	37,742	-	37,742	-	25,466	-	25,466
Cost of agricultural sales and services	-	1,850,531	456,298	2,306,829	-	1,385,985	310,042	1,696,027
Cost of sale of trading properties	9,735	-	-	9,735	10,513	-	-	10,513
Cost from hotel operations	211,177	-	-	211,177	158,917	-	-	158,917
Cost of leases and services	892,735	-	-	892,735	763,415	-	-	763,415
Costs from Consumer Financing	29	-	-	29	241	-	-	241
Total Group costs	1,113,676	1,877,311	456,298	3,447,285	933,086	1,400,063	310,042	2,643,191

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

         For the nine-month period ended as of March 31, 2015:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	9,926	4,822	380	773	-	275	82	7,530	1,418	25,206
Depreciation and amortization	124,843	41,440	8,230	211	-	8,587	1,657	9,461	1,062	195,491
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	14,758	14,758
Advertising, publicity and other selling expenses	136,869	-	-	-	-	5,193	-	-	41,368	183,430
Taxes, rates and contributions	77,321	2,073	8,155	2,423	-	245	8,605	11,024	119,771	229,617
Maintenance and repairs	230,667	9,555	15,061	4,193	10	26,033	949	23,077	2,069	311,614
Fees and payments for services	4,846	87,475	3,173	176	19	1,570	570	72,724	5,608	176,161
Director´s fees	-	-	-	-	-	-	-	90,503	-	90,503
Payroll and social security expenses (Note 31)	289,254	82,008	45,845	551	-	121,146	2,163	172,728	30,592	744,287
Cost of sale of properties	-	-	-	1,192	-	-	-	-	-	1,192
Food, beverage and other lodging expenses	-	-	-	-	-	47,704	-	6,377	3,645	57,726
Changes in biological assets and agricultural produce	-	1,129,780	-	-	-	-	-	-	-	1,129,780
Supplies and labor	-	1,422	839,888	-	-	-	9	6	1,489	842,814
Freights	479	1,460	10,143	2	-	-	15	43	80,191	92,333
Commissions and expenses	(8)	5,988	366	111	-	-	-	10,038	2,933	19,428
Conditioning and clearance	-	-	-	-	-	-	-	-	15,388	15,388
Others	18,538	14,127	7,591	103	-	424	577	25,211	3,777	70,348
Total expenses by nature	892,735	1,380,150	938,832	9,735	29	211,177	14,627	428,722	324,069	4,200,076

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

         For the nine-month period ended as of March 31, 2014:

	Group costs
	Cost of property operations	Cost of Agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	8,386	6,498	821	974	-	285	102	10,235	3,905	31,206
Depreciation and amortization	162,572	31,949	5,657	4	-	8,285	1,371	7,237	1,374	218,449
Allowance for doubtful accounts	-	-	-	-	-	-	-	38	9,000	9,038
Advertising, publicity and other selling expenses	118,212	-	-	10	-	-	-	-	21,965	140,187
Taxes, rates and contributions	62,543	1,391	3,795	1,823	-	-	168	11,338	91,789	172,847
Maintenance and repairs	181,489	7,807	12,343	2,627	3	18,778	244	17,386	816	241,493
Fees and payments for services	2,806	50,082	3,308	34	236	1,726	35	46,257	6,028	110,512
Director´s fees	-	-	-	-	-	-	-	100,453	-	100,453
Payroll and social security expenses (Note 31)	215,906	57,094	34,217	106	-	90,079	1,910	132,520	24,022	555,854
Cost of sale of properties	-	-	-	4,910	-	-	-	-	-	4,910
Food, beverage and other lodging expenses	-	-	-	-	-	36,105	-	4,802	2,788	43,695
Changes in biological assets and agricultural produce	-	790,752	-	-	-	-	-	-	518	791,270
Supplies and labor	-	6,376	663,359	-	-	-	-	-	430	670,165
Freights	65	1,001	8,367	-	-	-	6	20	38,244	47,703
Commissions and expenses	-	3,042	128	1	-	3,352	-	6,881	4,695	18,099
Conditioning and clearance	-	-	-	-	-	-	-	-	10,660	10,660
Others	11,436	13,191	4,337	24	2	307	754	14,195	7,585	51,831
Total expenses by nature	763,415	969,183	736,332	10,513	241	158,917	4,590	351,362	223,819	3,218,372

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security costs	665,977	500,423
Equity settled compensation	28,654	17,550
Pension costs – defined contribution plan	2,716	2,826
Others	46,940	35,055
	744,287	555,854

32.	Other operating results, net

	March 31, 2015	March 31, 2014
Gain / (Loss) from commodity derivative financial instruments	31,655	(18,106)
(Loss) / Gain from disposal of other property items	(1,360)	833
Recovery of allowances	-	152
Gain from disposal of interest in associates	22,075	-
Reversal of currency translation adjustment (ii)	188,323	-
Expenses related to transfers of investment properties to subsidiaries (i)	(110,482)	-
Tax on personal assets	(11,459)	(11,772)
Administration fee	149	-
Management fee (Note 35)	-	46
Contingencies (iii)	(26,430)	(6,403)
Donations	(13,949)	(16,131)
Project Analysis and Assessment	-	(2,963)
Unrecoverable VAT	(167)	(486)
Others	(2,927)	2,470
Total other operating results, net	75,428	(52,360)

(i)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, Edificio República, Edificios Intercontinental Plaza and the plot of land next to the latter, onto its subsidiary IRSA Propiedades Comerciales, which as from such date continued to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.

(ii)	Pertains to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (Note 4).
(iii)	Including costs and legal expenses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	March 31, 2015	March 31, 2014
Finance income:
- Interest income	68,874	80,452
- Foreign exchange gains	87,935	188,212
- Dividends income	12,449	10,741
Finance income	169,258	279,405

Finance costs:
- Interest expense	(652,637)	(541,926)
- Foreign exchange losses	(511,113)	(1,986,573)
- Other financial costs	(94,483)	(66,873)
Finance costs	(1,258,233)	(2,595,372)
Less finance costs capitalized	12,957	17,206
Total financial costs	(1,245,276)	(2,578,166)
Other finance results:
- Fair value gains of financial assets and liabilities at fair value through profit or loss	50,957	368,092
- (Loss) Gain from derivative financial instruments (except commodities)	(136,149)	20,660
- Gain on the revaluation of receivables arising from the sale of farmland	46,865	17,828
- Loss from repurchase of Non-convertible Notes	(400)	(34,861)
Total other finance results	(38,727)	371,719
Total financial results, net	(1,114,745)	(1,927,042)

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

For the nine month periods ended March 31, 2015 and 2014, the Group incurred in a charge of Ps. 28.4 million and Ps. 17.5 million, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	March 31, 2015	June 30, 2014
At the beginning	10,033,784	3,232,474
Granted	-	6,922,478
Canceled	(431,978)	(121,168)
At the end	9,601,806	10,033,784

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Established only by subsidiary undertakings

BrasilAgro Stock Option Plan

For the nine-month periods ended March 31, 2015 and 2014, the Group incurred in a charge of Ps. 0.3 million and Ps. 0.1 million, respectively, related to the awards granted under the BrasilAgro Stock Option Plan.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the BrasilAgro Stock Option Plan are as follows:

March 31, 2015
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Rs 8.97	301,848	Rs 8.25	260,952	Rs 8.52	260,952
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Rs 8.97	301,848	Rs 8.25	260,952	Rs 8.52	260,952

	June 30, 2014
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Rs 8.97	370,007	Rs 8.25	315,479	Rs 8.52	315,479
Granted	-	-	-	-	-	-
Cancelled	-	-	-	(54,527)	-	(54,527)
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	-	-	-
At the end	Rs 8.97	301,848	Rs 8.25	260,952	Rs 8.52	260,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

Main transactions conducted with related parties are described in Note 39 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

    See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

    The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	817	-	-	-	-
	Leases and/or rights of use	-	-	(31)	(271)	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,492	-	-	-	-
Supertel	Financial operations		24,531	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	829	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	515	-	-	-	-
	Purchase of goods and/or services	-	-	-	(1,871)	-	-
	Sale of goods and/or services	-	1,487	-	-	-	-
	Brokerage	-	392	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	253	-	-	-	-
	Dividends receivable	-	15	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	122	-	(56)	-	-
	Commission per supermarket aisle	-	47	-	-	-	-
	Mortgage bonds	-	8	-	-	-	-
	Non-convertible notes	-	-	-	-	(11,527)	(20,356)
	Borrowings	-	-	-	-	(280)	(390)
	Leases and/or rights of use	-	121	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	44	-	-	-	-
Total Associates		-	31,673	(31)	(2,198)	(11,807)	(20,746)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	107,396	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	221	-	-	-	-
	Borrowings	-	2,049	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	1,059	-	(5)	-	-
	Borrowings	-	-	-	-	-	(7,437)
	Leases’ collections	-	-	-	(4)	-	-
	Leases and/or rights of use	-	-	-	(424)	-	-
	Management fees	-	2,179	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(6)	-	-
	Reimbursement of expenses	-	91	-	-	-	-
Baicom Networks S.A.	Management fees	-	12	-	-	-	-
	Borrowings	1,242	212	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-
	Reimbursement of expenses	-	742	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(13,792)	-
	Credit due to capital reduction	-	8,841	-	-	-	-
	Reimbursement of expenses	-	21	-	(17)	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	139	-	-	-	-
	Borrowings	-	77	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	249	-	-	-	-
	Borrowings	-	69	-	-	-	-
Total Joint Ventures		108,638	15,993	-	(456)	(13,792)	(7,437)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances to be recovered	-	1,466	-	-	-	-
	Reimbursement of expenses	-	3,937	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	34	-	-	-	-
	Legal services	-	14	-	(790)	-	-
Fundación IRSA	Reimbursement of expenses	-	97	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	246,855	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	915	-	-	-	-
	Borrowings	-	5	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	92	-	-	-	-
	Leases and/or rights of use	-	762	-	-	-	-
Austral Gold	Reimbursement of expenses	-	183	-	(1)	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	312	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	787	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	(33)	-	-
Total Other related parties		-	255,464	-	(824)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	(38,684)	-	-
	Advances	-	2,165	-	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-
	Reimbursement of expenses	-	61	-	(4)	-	-
Total Directors and Senior Management		-	2,226	(20)	(38,688)	-	-
Total		108,638	305,356	(51)	(42,166)	(25,599)	(28,183)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	689	-	-	-	-	-
	Commisions per supermarket aisle	-	19	-	-	-	-	-
	Leases and/or rights of use	-	-	(175)	(677)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,297	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	765	-	-	-	-	-
Agro-Uranga S.A	Dividends receivables	-	39	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	(112)	-	-	-
	Brokerage	-	29	-	(70)	-	-	-
	Sale of inputs	-	425	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	12	-	(1,547)	-	-	-
	Commisions per supermarket aisle	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	(18,376)	(23,530)	-
	Derivatives	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	200	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	19	-	(80)	-	-	-
Total Associates		-	4,856	(175)	(2,486)	(18,376)	(23,530)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.   Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	38	-	-	-	-	-
	Loans granted	96,269	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	160	-	-	-	-	-
	Reimbursement of expenses	-	213	-	-	-	-	-
	Financial operations	-	3,230	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	223	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
	Share-based payments	-	304	-	-	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	64	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	2	-	-	-	-	-
	Borrowings	1,143	-	-	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-	-
	Reimbursement of expenses	-	193	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	140	-	(9)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint Ventures		97,412	6,990	-	(774)	(133,314)	(71)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Advances to be recovered	-	1,468	-	-	-	-	-
	Management fees	-	11,595	-	(11,098)	-	-	-
	Reimbursement of expenses	-	4,713	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	(739)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	75	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,724	-	(5)	-	-	-
Museo de los Niños	Reimbursement of expenses	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	(13)	-	-	-
EMP	Management fees	-	-	-	(31)	-	-	-
Total Other related parties		-	73,757	-	(11,905)	-	-	-
Directors and Senior Management
Directors and Senior Management	Management fees	-	301	-	(23,830)	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	96	-	(10)	-	-	-
Total Directors and Senior Management		-	397	(20)	(23,840)	-	-	-
Total		97,412	86,000	(195)	(39,005)	(151,690)	(23,601)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	6,976	-	-	-	-	-
Tarshop S.A.	7,302	-	-	-	-	-	21	-
Banco Crédito y Securitización S.A.	3,219	-	-	-	-	-	-	-
Banco Hipotecario S.A.	1,547	-	-	-	-	(13,880)	5	-
Total Associates	12,068	-	6,976	-	-	(13,880)	26	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(8,530)	-	-
Cresca S.A.	-	-	20	-	-	-	-	-
Baicom Networks S.A.	-	-	-	-	-	116	-	-
Nuevo Puerto Santa Fe S.A.	(542)	1,663	-	-	-	(1,010)	-	-
Entretenimiento Universal S.A.	-	-	-	-	-	10	--	-
Entertainment Holdings S.A.	-	-	-	-	-	9	--	-
Puerto Retiro S.A.	-	-	-	-	-	463	-	-
Quality Invest S.A.	-	162	-	-	-	-	-	-
Total Joint Ventures	(542)	1,825	20	-	-	(8,942)	-	-
Other related parties
Consultores Asset Management S.A. (“CAMSA”)	243	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	8,158	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(3,371)	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(2,949)
Hamonet S.A.	(337)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(643)	-	-	-	-	-	-	-
Total Other related parties	(737)	-	-	-	(3,371)	8,158	-	(2,949)
Directors and Senior Management
Directors	-	-	-	(67,238)	-	-	-	-
Senior Management	-	-	-	(14,618)	-	-	-	-
Total Directors and Senior Management	-	-	-	(81,856)	-	-	-	-
Total	10,789	1,825	6,996	(81,856)	(3,371)	(14,664)	26	(2,949)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.   Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2014:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	6,926	-	-	-	-
Tarshop S.A.	4,399	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	530	-	-	-	-	-	-
Banco Hipotecario S.A.	343	-	-	-	-	43,189	-
Total Associates	5,272	(239)	6,926	-	-	43,189	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(14,596)	-
Cresca S.A.	-	46	-	-	-	2,216	-
Baicom Networks S.A.	-	9	-	-	-	96	-
Nuevo Puerto Santa Fe S.A.	(426)	1,090	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	790	-
Quality Invest S.A.	-	162	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(426)	1,307	-	-	-	(11,494)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	19,874	-
Fundación IRSA	-	-	1	-	-	-	(2,250)
Estudio Zang, Bergel & Viñes	-	-	-	-	(2,725)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	-
Hamonet S.A.	(293)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(534)	-	-	-	-	-	-
Total Other related parties	(827)	-	1	-	(2,725)	19,874	(2,250)
Directors and Senior Management
Directors	-	-	-	(88,606)	-	-	-
Senior Management	-	-	-	(10,548)	-	-	-
Total Directors and Senior Management	-	-	-	(99,154)	-	-	-
Total	4,019	1,068	6,927	(99,154)	(2,725)	51,569	(2,250)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 37 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 - Provisions
Exhibit F - Cost of sale and services	Note 38 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 39 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 30 - Expenses by nature

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Associates

Avenida Inc.	Shares	4,742,836	-	2,023	-	Investment	United States	-	-	-	-
	Higher value		-	9,073
			-	11,096

Agromanagers S.A.	Shares	981,029	1,714	2,011	Not publicly traded	Investment	Argentina	2,094	(327)	3,936	46.84%
	Goodwill		796	796
			2,510	2,807

Agrouranga S.A.	Shares	893,069	19,081	23,239	Not publicly traded	Agricultural	Argentina	2,500	(8,358)	43,472	35.72%
	Higher value		11,179	11,179
			30,260	34,418

Banco de Crédito y Securitización S.A. (1)	Shares	3,984,375	15,367	13,610	Not publicly traded	Financing	Argentina	62,500	7,014	246,906	6.38%
			15,367	13,610

Banco Hipotecario S.A. (1)	Shares	449,804,237	1,307,918	1,212,781	5.95	Financing	Argentina	1,500,000	176,081	4,531,034	29.99%
	Higher value		(739)	(2,613)
	Goodwill		4,881	-
			1,312,060	1,210,168

Bitania 26 S.A.	Shares	4,724,203	-	12,308	Not publicly traded	Real Estate	Argentina	-	-	-	49.00%
	Goodwill		-	1,736
	Higher value		-	8,085
			-	22,129

IDB Development Corporation Ltd.	Shares	280,247,664	834,882	595,342	1.344 (3)	Investment	Israel	N/A	N/A	N/A	49.00%
			834,882	595,342

Lipstick Management LLC	Shares	N/A	2,452	1,689	Not publicly traded	Management company	United States	N/A	(2) 142	(2) 584	49.00%
	Irrevocable contributions		56	50
			2,508	1,739

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

Manibil S.A.	Shares	37,747,880	39,832	38,279	Not publicly traded	Real Estate	Argentina	77,037	3,170	96,291	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10
			47,192	38,289

New Lipstick LLC	Shares	N/A	(300,724)	(193,590)	Not publicly traded	Real Estate	United States	N/A	(2) (24,796)	(2) (97,224)	49.87%
	Irrevocable contributions		1,502	16,667
			(299,222)	(176,923)

Supertel	Shares	1,261,723	21,180	31,577	Not publicly traded	Management company	United States	(2) 47	(2) (6,243)	(2) (14,875)	25.63%
			21,180	31,577

Tarshop S.A.	Shares	48,759,288	15,785	23,530	Not publicly traded	Consumer financing	Argentina	-	-	-	20.00%
	Irrevocable contributions		22,000	-
	Higher value		(4,009)	(4,668)
			33,776	18,862
Total Associates			2,000,513	1,803,114

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	2,724	2,950	Not publicly traded	Real Estate	Argentina	9,403	(1,130)	5,449	50.00%
	Irrevocable contributions		-	340
	Higher value		276	276
			3,000	3,566

Cresca S.A.	Shares	N/A	83,480	23,630	Not publicly traded	Agricultural	Paraguay	69,077	1,775	128,235	50.00%
	Irrevocable contributions		87,077	40,251
			170,557	63,881

Cyrsa S.A.	Shares	8,748,269	16,752	152,229	Not publicly traded	Real Estate	Argentina	17,497	12,745	33,503	50.00%
	Higher value		2,753	2,753
			19,505	154,982

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Entertainment Holdings S.A.	Shares	22,395,574	22,773	19,092	Not publicly traded	Investment	Argentina	44,791	4,964	44,051	50.00%
	Irrevocable contributions		100	721
	Goodwill		26,647	26,647
	Higher value		(23,192)	(23,192)
			26,328	23,268

Entretenimiento Universal S.A.	Shares	300	22	(59)	Not publicly traded	Event organization and others	Argentina	12	2,990	1,298	2.5%
			22	(59)

Nuevo Puerto Santa Fé S.A.	Shares	138,750	22,350	21,566	Not publicly traded	Commercial real estate	Argentina	27,750	6,819	44,702	50.00%
	Goodwill		1,323	3,980
	Higher value		3,848	1,323
			27,521	26,869

Puerto Retiro S.A.	Shares	23,067,250	14,613	13,868	Not publicly traded	Real Estate	Argentina	46,135	(2,071)	32,764	50.00%
	Irrevocable contributions		1,769	1,781
	Higher value		41,160	41,160
			57,542	56,809

Quality Invest S.A.	Shares	70,314,342	68,379	64,402	Not publicly traded	Real Estate	Argentina	140,629	6,953	149,757	50.00%
	Irrevocable contributions		6,500	500
	Goodwill		3,911	3,911
	Higher value		(2,891)	(2,886)
			75,899	65,927
Total Joint Ventures			380,374	395,243
Total investments in associates and joint ventures as of 03.31.15			(*) 2,380,887	-
Total investments in associates and joint ventures as of 06.30.14			-	(*) 2,198,357
(*) Include a balance of Ps. (299,222) and Ps. (176,982) reflecting interests in companies with negative equity as of March 31, 2015 and June 30, 2014, respectively, which is reclassified to “Provisions” (Note 24).
(1) Amounts correspond to the Financial Statements of Banco Hipotecario S.A. and Banco Crédito y Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose   of the valuation of the
      investment in the Company, the adjustments necessary to adequate the financial statements to IFRS have been considered.

(2) Amounts stated in US dollar.
(3) Market value in NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Cost of sales and services provided

Description	Agricultural business				Urban properties and investments business						Total as of 03.31.14
	Biological assets	Inventories	Agricultural services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels inventories	Others	Subtotal Urban properties and investments business	Total as of 03.31.15
Inventories as of the period / year	345,771	420,387	-	766,158	-	137,151	6,011	-	143,162	(i) 909,320	(ii) 667,280

Initial recognition and changes in the fair value of biological assets and agriculture produce at the point of harvest	106,553	23,245	-	129,798	-	-	-	-	-	129,798	143,971

Changes in the net realizable value of agriculture produce after harvest	-	(18,608)	-	(18,608)	-	-	-	-	-	(18,608)	(7,811)

Decrease due to harvest	-	579,972	-	579,972	-	-	-	-	-	579,972	350,659
Acquisitions and classifications	9,078	948,697	-	957,775	-	-	-	-	-	957,775	870,680
Consume	(544)	(493,161)	-	(493,705)	-	-	-	-	-	(493,705)	(424,978)
Additions	-	-	-	-	-	921	-	-	921	921	5,872
Disposals	-	-	-	-	-	(1,054)	1,156	-	102	102	(4,786)
Expenses incurred	-	65,230	43,839	109,069	892,736	9,386	210,764	28	1,112,914	1,221,983	1,010,908
Currency translation adjustment	-	(29,465)	-	(29,465)	-	(3,918)	-	-	(3,918)	(33,383)	52,687
Inventories as of the period / year	(353,879)	(266,965)	-	(620,844)	-	(132,751)	(6,754)	-	(139,505)	(iii) (760,349)	(iv) (762,213)
Costs as of 03.31.15	106,979	1,229,332	43,839	1,380,150	892,736	9,735	211,177	28	1,113,676	2,493,826	-
Costs as of 03.31.14	59,833	871,219	38,131	969,183	763,415	10,513	158,917	241	933,086	-	1,902,269
(i)     Includes Ps. (13,373) corresponding to materials of IRSA and FyO as of June 30, 2014.
(ii)    Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iii)   Includes Ps. (14,342) corresponding to materials and inputs of IRSA and FyO as of March 31, 2015. Does not include Ps. (521) corresponding to fattening (Biological assets).
(iv)   Includes Ps. (12,715) corresponding to materials and inputs of IRSA and FyO as of March 31, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2015 and June 30, 2014 are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.15	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Assets
Restricted assets
US Dollar	1,321	8.722	11,523	6,372	8.033	51,189
Total restricted assets			11,523			51,189
Trade and other receivables
Uruguayan Peso	1,011	0.341	345	1,162	0.356	414
US Dollar	10,417	8.722	90,856	21,085	8.033	169,375
Euros	0.3207	9.355	3	2	10.991	26
Swiss francs	76	8.961	683	27	9.051	242
Receivables with related parties:
US Dollar	11,088	8.722	96,706	8,561	8.033	68,769
Total trade and other receivables			188,593			238,826
Investment in financial assets
US Dollar	6,423	8.722	56,024	67,062	8.033	538,710
New Israel Shekel	3,029	2.220	6,724	5	2.377	13
Uruguayan Peso	798	12.943	10,323	39,871	0.356	14,206
Investments with related parties:
US Dollar	-	-	-	-	-	-
Total Investment in financial assets			73,071			552,929
Derivative financial instruments
US Dollar	1,922	8.722	16,765	3,839	8.033	30,841
New Israel Shekel	99,603	2.220	221,118	-	-	-
Total Derivative financial instruments			237,883			30,841
Cash and cash equivalents
Uruguayan Peso	176	0.341	60	101	0.356	36
US Dollar	51,997	8.722	453,521	19,605	8.033	157,484
Euros	114	9.355	1,067	121	10.991	1,329
Swiss francs	-	-	-	1	9.051	1
New Israel Shekel	4,160	2.220	9,235	116,210	2.377	276,235
Pounds	2	12.943	30	2	13.913	32
Yenes	55	0.073	4	2	2.377	4
Brazilian Reais	10	3.250	32	3	3.550	9
Total Cash and cash equivalents			463,949			435,130
Total Assets			975,019			1,308,915

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.15	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Liabilities
Trade and other payables
Uruguayan Peso	53	0.342	18	1,520	0.382	580
US Dollar	14,242	8.822	125,644	15,883	8.133	129,176
Euros	0.3163	9.485	3	1	11.148	3
Payables with related parties:
US Dollar	62	8.822	545	2,147	8.133	17,459
Total trade and other payables			126,210			147,218
Borrowings
US Dollar	657,394	8.822	5,799,534	712,773	8.133	5,796,986
Borrowings with related parties
US Dollar	-	-	-	-	-	-
Total borrowings			5,799,534			5,796,986
Derivative financial instruments
US Dollar	-	-	-	204	3.69	753
New Israel Shekel	271,677	2.22	603,122	134,978	2.377	320,847
Total Derivative financial instruments			603,122			321,600
Provisions
US Dollar	10	8.822	88	200	8.133	1,627
Total provisions			88			1,627
Payroll and social security liabilities
US Dollar	23	8.822	200	-	-	-
Total payroll and social security liabilities			200			-
Total Liabilities			6,529,154			6,267,431

(1)	Exchange rate as of March 31, 2015 and June 30, 2014 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative financial instruments as complement in order to reduce its exposure to exchange rate movements (Note 20).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

41.	Group of assets held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that formed part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered on May 16, 2014. The transaction was subject to compliance with certain conditions which were complied in September 2014. Upon completion of such conditions, the company should left in an escrow account the amount of US$ 1 million for a term of nine months to cover potential hidden defects. Such amount is included in Restricted Assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

41.	Group of assets held for sale (Continued)

Pursuant to IFRS 5, assets and liabilities available for sale were valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

The following table shows the main assets and liabilities held for sale:

Group’s assets held for sale

06.30.14
Investment properties	1,098,990
Intangible assets - Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Group’s liabilities directly associated to assets classified as held for sale

06.30.14
Trade and other payables	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in note 4, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain from disposal of investment properties in the Income Statement.

42.	Negative working capital

At the end of the period, the Group carried a working capital deficit, whose treatment is being considered by the Board of Directors and Management.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events

• On April 24, 2015, our associate Tarshop S.A. issued non-convertible notes Class XX and XXI for a nominal value of Ps. 149,600. On April 14, 2015, this issuance was authorized by the Issue Activity Department at the National Securities Exchange Commission, for a joint nominal value of Ps. 40,000, or a greater or lower amount as determined by the Company, for a total authorized sum of Ps. 300,000. As of April 24, 2015 Class XX was placed for a total nominal value of Ps. 69,100 and Class XXI for a total nominal value of Ps. 80,500. Class XX will accrue interests at an annual nominal fixed rate of 27.50%. Payment dates of mentioned interests will be: July 24, 2015, October, 24, 2015 and January 24, 2016. The payment date is January 24, 2016. CN Class XXI will accrue interest from the date of issue at a bid nominal fixed rate of 28.50% p.a., until the end of the twelfth month, and at an annual floating nominal rate equal to BADLAR Private rate plus 500 basis points, beginning on the thirteenth month until its maturity date. Net funds resulting from placing both classes XX and XXI were earmarked for paying in working capital in Argentina in accordance with the corporate objective of the Company.

• On May 5, 2015, the Group has signed a bill of sale to transfer to a non-related party 8.470 square meters corresponding to nine offices floors and 72 parking units of Intercontinental Plaza building. The amount of the transaction was Ps. 376.4 million, which has already been paid in full by the purchaser. The gross income of the transaction amounts to approximately Ps. 315.1 million, which will be reflected in the Group’s financial statements upon execution of the title conveyance deed and delivery of possession, scheduled for July this year.

• After the balance sheet date, on May 6, 2015, Dolphin submitted for approval of the IDBD Board a binding and irrevocable proposal, that provides as follows:

(i)	Appointment of Eduardo Sergio Elsztain as single Chairmen of the Board of IDBD;
(ii)
Commitment by Dolphin (directly or through any other vehicle controlled by Eduardo Sergio Elsztain) to an early exercise of warrants Series 4 issued by IDBD in the amount of NIS 150 million (the “Warrants”), as a result, IDBD may request that they be exercised as from May 20, 2015, provided that before such date, IDBD should receive an irrevocable written commitment by bondholders’ representatives that they won’t call for a Bondholders Meeting until July 20, 2015 (unless they are required to do so by applicable laws) including any of the following items of the agenda:

(a)	appointment of advisors (financial, legal or any other type of advisors);
(b)	appointment of a committee to represent IDBD bondholders;
(c)	commencement of legal actions against IDBD; and
(d)	demand for acceleration and immediate payment of any debt held by IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events (Continued)

(iii)
The Board of Directors of IDBD shall set up a committee, composed by two members of IDBD monitoring committee and two members of IDBD Board appointed by Dolphin, which will be in charge of the following tasks, subject to applicable legislation:

(a)	lead, discuss, negotiate and finalize negotiations with representatives of IDBD bondholders with respect to their requests;
(b)	negotiate with IDBD financial creditors a new set of commitments governing IDBD financial liabilities; and
(c)	develop a business and financial plan for IDBD.

(iv)
Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain) commits to make an additional capital contribution for up to NIS 100 million in IDBD, subject to –but not limited to- the following conditions:

(a)
IDBD should make a public offering of shares, with terms and conditions acceptable to the market and approved by the IDBD Board, in an amount of at least NIS 100 million which should not exceed NIS 125 million, which public offering should be made between October 1, 2015 and November 15, 2015.

(b)
The commitment assumed by Dolphin will automatically expire upon occurrence of any of the following events before the public offering date: (i) if any of IDBD creditors or any of the representatives of IDBD bondholders start legal actions against IDBD, including a claim for acceleration and immediate payment of any debt owed by IDBD; (ii) should a meeting of IDBD bondholders is called to discuss any of the items specified under Section 2 above; (iii) should IDBD receive capital contributions for a total amount of NIS 100 million in any way, whether through a rights offering, the exercise of warrants, a private or public offering, and whether such capital contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions to  discharge the obligation of NIS 158.5 million  pursuant to the irrevocable proposal made by Dolphin on December 29, 2014), or by any other person or entity, or by the public, and in the event that the aggregate amount of such capital contributions under subsection 5 (d) (iii) of the submitted proposal is lower than NIS 100 million, Dolphin’s commitment under section 5 (c) above shall be reduced accordingly; or (iv) should an adverse event or change occur in IDBD or its control structure or in any of its material affiliates.

On May 7, the Board of IDBD approved the proposal; nevertheless, the proposal is yet to be approved by the representatives of IBDB’s bondholders.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of March 31, 2015, the unaudited condensed interim consolidated statement of  income and comprehensive income for the nine and three-month period ended March 31, 2015, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated  statement of cash flows for the nine-month period ended March 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income and comprehensive income and the consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d)
at March 31, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,633,490 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2015 and June 30, 2014 and for the nine-month periods ended March 31, 2015 and 2014

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.15	06.30.14
ASSETS
Non-current assets
Investment properties	7	17,372	20,184
Property, plant and equipment	8	459,606	422,113
Intangible assets	9	17,936	18,355
Biological assets	10	305,188	301,980
Investments in subsidiaries, associates and joint ventures	6	2,203,089	2,901,451
Deferred income tax assets	21	433,753	302,991
Income tax and minimum presumed income tax credits		59,977	66,052
Trade and other receivables	13	12	-
Total Non-current assets		3,496,933	4,033,126
Current assets
Biological assets	10	258,885	188,231
Inventories	11	164,125	217,078
Income tax and minimum presumed income tax credits		1,894	165
Trade and other receivables	13	318,324	341,158
Derivative financial instruments	15	280	405
Investment in financial assets	14	95,194	258,774
Cash and cash equivalents	16	114,297	53,472
Total Current assets		952,999	1,059,283
TOTAL ASSETS		4,449,932	5,092,409
SHAREHOLDERS’ EQUITY
Share capital		493,494	490,997
Treasury stock		8,069	10,566
Inflation adjustment of share capital		64,373	64,047
Inflation adjustment of treasury stock		1,052	1,378
Share premium…………………………………………………………………		552,198	773,079
Cost of treasury stock		(32,198)	(54,876)
Share warrants		106,264	106,264
Changes in interest in subsidiaries		22,360	(15,429)
Cumulative translation adjustment		390,725	633,607
Equity-settled compensation		93,748	70,028
Legal reserve		-	81,616
Reserve for new developments		-	17,065
Special reserve		-	633,940
Reserve for the acquisition of securities issued by the Company		32,198	200,000
Retained earnings		(487,001)	(1,066,428)
TOTAL SHAREHOLDERS’ EQUITY		1,245,282	1,945,854
LIABILITIES
Non-current liabilities
Trade and other payables	17	941	1,170
Borrowings	20	2,025,852	1,407,570
Provisions	19	2,068	1,687
Total Non-current liabilities		2,028,861	1,410,427
Current Liabilities
Trade and other payables	17	177,681	116,702
Payroll and social security liabilities	18	45,105	52,774
Borrowings	20	951,097	1,522,853
Derivative financial instruments	15	18	38,441
Provisions	19	1,888	80
Minimum Presumed Income tax		-	5,278
Total Current liabilities		1,175,789	1,736,128
TOTAL LIABILITIES		3,204,650	3,146,555
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,449,932	5,092,409

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income for the nine and three-month periods beginning on July 1, 2014 and 2013 and January 1, 2015 and 2014 and ended March 31, 2015 and 2014
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months				Three months
	Note	2015		2014		2015	2014
Revenues	23	574,368		412,982		86,293	69,877
Costs	24	(962,427)		(661,203)		(235,858)	(196,994)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		478,175		510,078		145,481	355,170
Changes in the net realizable value of agricultural produce after harvest		(12,616)		722		(3,211)	4,591
Gross Profit / (Loss)		77,500		262,579		(7,295)	232,644
Gain from disposal of farmlands		195,596		-		(279)	-
General and administrative expenses	25	(73,950)		(78,221)		(27,443)	(19,236)
Selling expenses	25	(108,813)		(56,373)		(24,823)	(9,532)
Other operating results, net	27	4,247		(4,722)		555	(7,810)
Profit / (Loss) from operations		94,580		123,263		(59,285)	196,066
Share of loss of subsidiaries, associates and joint ventures	6	(363,559)		(70,099)		(151,377)	(16,938)
(Loss) / Profit before financing and taxation		(268,979)		53,164		(210,662)	179,128
Finance incomes	28	23,237		119,855		8,018	78,614
Finance costs	28	(357,501)		(1,010,411)		(128,448)	(566,397)
Other financial results	28	(49,786)		112,595		(1,061)	71,289
Financial results, net	28	(384,050)		(777,961)		(121,491)	(416,494)
Loss before Income tax		(653,029)		(724,797)		(332,153)	(237,366)
Income tax gain	21	165,518		230,559		60,525	75,158
Loss for the period		(487,511)		(494,238)		(271,628)	(162,208)

Loss per share for the period:
Basic		(0.99)		(0.68)		(0.55)	(0.01)
Diluted		(0.99)	(i)	(0.68)	(i)	(0.55)	(0.01)

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2014 and 2013 and January 1, 2015 and 2014 and ended March 31, 2015 and 2014
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	2015	2014	2015	2014
Loss for the period	(487,511)	(494,238)	(271,628)	(162,208)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	(242,882)	444,315	(58,757)	275,241
Other comprehensive (loss) / income for the period (i)	(242,882)	444,315	(58,757)	275,241
Total comprehensive (loss) / income for the period	(730,393)	(49,923)	(330,385)	113,033

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Cost of treasury stock	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve	Reserve for the acquisition of securities issued by the Company	Retained earnings	Total shareholders’ equity
Balance as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(487,511)	(487,511)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(242,882)	-	-	-	-	-	-	(242,882)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(242,882)	-	-	-	-	-	(487,511)	(730,393)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 14, 2014:
- Share distribution	5,565	(5,565)	726	(726)	-	54,876	-	54,876	-	-	-	-	-	-	(54,876)	-	-
Loss absorption:
- Share premium	-	-	-	-	(220,881)	-	-	(220,881)	-	-	-	-	-	-	-	220,881	-
- Legal reserve	-	-	-	-	-	-	-	-	-	-	-	(81,616)	-	-	-	81,616	-
- Special reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	(633,940)	-	633,940	-
- Reserve for repurchase of share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(112,926)	112,926	-
- Reserve for new developments	-	-	-	-	-	-	-	-	-	-	-	-	(17,065)	-	-	17,065	-
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	23,720	-	-	-			23,720
Acquisition of treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)
Changes in interest in subsidiaries	-	-	-	-	-		-	-	37,789	-	-	-	-	-			37,789
Reimbursement of expired dividends	-	-	-	-	-		-	-	-	-	-	-	-	-		510	510
Balance as of March 31, 2015	493,494	8,069	64,373	1,052	552,198	(32,198)	106,264	1,193,252	22,360	390,725	93,748	-	-	-	32,198	(487,001)	1,245,282

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

Eduardo S. Elsztain President

 4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Total shareholders’ equity
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	(494,238)	(494,238)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	444,315	-	-	-	-	-	444,315
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	444,315	-	-	-	-	(494,238)	(49,923)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	12,107	-	-	-	-	12,107
Changes in interest in subsidiaries	-	-	-	-	-	-	-	11,192	-	-	-	-	-	-	11,192
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	(1,059)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	494	494
Balance as of March 31, 2014	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(10,804)	446,599	19,393	81,616	217,065	633,940	(493,359)	2,340,781

(1) Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 27 of Unaudited Condensed Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.15	03.31.14
Operating activities:
Cash generated from operations	16	(84,696)	(150,834)
Net cash used in operating activities		(84,696)	(150,834)
Investing activities:
Proceeds from sale of companies		-	379
Acquisition of non-controlling interest in subsidiaries		(19,993)	-
Proceeds from sale of interest in companies		129,534	-
Capital contribution to subsidiaries, associates and joint ventures	6	(791)	(4,589)
Acquisition of investment properties	7	(2,572)	(1,603)
Proceeds from sale of investment properties		12	79
Acquisition of property, plant and equipment	8	(51,414)	(22,767)
Proceeds from sale of property, plant and equipment		1,380	691
Proceeds from sale of farmlands		161,783	-
Acquisition of intangible assets	9	(173)	(17)
Purchase of investment in financial assets		(1,291,921)	(1,901,668)
Proceeds from disposals of investments in financial assets		1,543,972	1,905,343
Loans granted to subsidiaries, associates and joint ventures		(1,600)	(52,077)
Loans repayments received from subsidiaries, associates and joint ventures		44,636	1,624
Dividends received		41,814	11,299
Cash incorporated by merger		508	-
Net cash generated from / (used in) investing activities		555,175	(63,306)
Financing activities:
Purchase of treasury stock		(32,198)	-
Proceeds from issuance of non-convertible notes		803,464	833,561
Repayment of non-convertible notes		(900,338)	(387,314)
Repurchase of non-convertible notes		(85,510)	(24,014)
Dividends paid		-	(120,000)
Proceeds from borrowings		173,770	51,853
Borrowings from subsidiaries, associates and joint ventures		-	23,292
Repayment of derivative financial instruments		(122,287)	-
Repayment of borrowings		(98,257)	(17,620)
Repayment of borrowings from subsidiaries, associates and joint ventures		-	(186)
Repayment of warrants		-	(1,059)
Repayment of seller financing		(328)	(93)
Interest paid		(148,142)	(141,785)
Net Cash flows (used in) / generated from financing activities		(409,826)	216,635
Net increase in cash and cash equivalents		60,653	2,495
Cash and cash equivalents at beginning of the period	16	53,472	36,739
Foreign exchange gain on cash and cash equivalents		172	1,288
Cash and cash equivalents at the end of the period		114,297	40,522

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of article 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to International Financial Reporting Standards ("IFRS").

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual audited Separate Financial Statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the nine-month periods ended March 31, 2015 and 2014 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2015 and 2014 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements as of June 30, 2014.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2014, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

2.4.	Merger with Cactus Argentina S.A.

During September 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Cactus Argentina S.A. whereby the Company would be the absorbent Company and Cactus would be the absorbed Company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

         The following table shows a summary of the effect that Cactus merge would have had on the condensed interim separate statements of financial position as of June 30, 2014.

Caption	Issued Financial Statements as of 06.30.14 Ps.	Cactus as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial Statements considering the merger as of 06.30.14 Ps.
Non-current assets	4,033,126	56,430	(113,876)	3,975,680
Current assets	1,059,283	68,547	(34,483)	1,093,347
Total assets	5,092,409	124,977	(148,359)	5,069,027
Non-current liabilities	1,410,427	777	(398)	1,410,806
Current liabilities	1,736,128	7,299	(31,060)	1,712,367
Total liabilities	3,146,555	8,076	(31,458)	3,123,173
Shareholders’ Equity	1,945,854	116,901	(116,901)	1,945,854

         The following table shows a summary of the effect that Cactus merge would have had on the condensed interim separate statements of income and the condensed interim separate statements of cash flows as of March 31, 2014.

	Issued Financial Statements as of 03.31.14 Ps.	Cactus as of 03.31.14 Ps.	Eliminations / Reclassifications as of 03.31.14 Ps.	Financial Statements considering the merger as of 03.31.14 Ps.
Caption	Information about profit / (loss) for the nine-month period
Revenues	412,982	5,298	(5,245)	413,035
Costs	(661,203)	(6,980)	5,245	(662,938)
Gross Profit / (Loss)	262,579	(1,682)	-	260,897
Profit / (Loss) from Operations	123,263	(2,304)	-	120,959
(Loss) / Profit for the period	(494,238)	3,945	(3,945)	(494,238)
	Information about profit / (loss) for the nine-month period
Net cash used in operating activities	(150,834)	(2,392)	-	(153,226)
Net cash (used in) / generated from investing activities	(63,306)	587	1,553	(61,166)
Net cash generated from financing activities	216,635	1,865	(1,553)	216,947

2.5.	Comparative information

         Amounts as of March 31, 2014 and June 30, 2014, which are disclosed for comparative purposes have been taken from the separate financial statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.	Acquisitions and disposals

On July 31, 2014 the Company transferred to IRSA an area of 1,058 hectares located in Luján, in Buenos Aires Province. The amount of the transaction was Ps. 210 million, which has already been paid in full.

On February 25, 2015 the Company transferred to HELMIR the 5% of the equity interest in SOCIEDAD ANÓNIMA CARNES PAMPEANAS S.A. (formerly EXPORTACIONES AGROINDUSTRIALES ARGENTINAS S.A.). The amount of the transaction was Ps. 1.4 million, which has already been paid in full.

See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2015 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management and fair value estimates

5.1.	Financial risk

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2014 and 2013. Since June 30, 2014 there have been no changes in the risk management or risk management policies applied by the Company.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management and fair value estimates (Continued)

5.2. Fair value estimates

        Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.	Information about principal subsidiaries, associates and joint ventures

       The Company conducts its business through several subsidiaries, associates and joint ventures.

       Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2015 and for the fiscal year ended June 30, 2014:

	March 31, 2015	June 30, 2014
Beginning of the year	2,901,451	2,872,627
Balance incorporated by merger with Cactus	(63,671)	-
Acquisition of subsidiaries, associates and joint ventures (i)	(4,531)	(8,657)
Capital contribution	791	79,411
Disposal of interest in subsidiaries	(30,330)	14,862
Share of loss	(363,559)	(528,037)
Currency translation adjustment	(242,882)	631,323
Equity-settled compensation	11,915	30,571
Dividends distributed	(5,867)	(210,299)
Reimbursement of expired dividends	510	1,067
Intergroup transactions	(738)	18,583
End of the period / year	2,203,089	2,901,451

(i)	Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Investment properties

        Changes in Company’s investment properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	20,184	25,838
Additions	2,572	2,106
Reclassification to property, plant and equipment	(5,028)	(7,293)
Disposals	(12)	(79)
Depreciation charges (i)	(344)	(388)
End of the period / year	17,372	20,184

(i)	Depreciation charges of investment property were included in “Costs” in the Income Statement (Note 25).

      The following amounts have been recognized in the income statement:

	March 31, 2015	March 31, 2014
Rental and service incomes	14,968	14,206
Direct operating expenses	6,082	5,448

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the nine-month period ended March 31, 2015 and for the fiscal year ended June 30, 2014 were as follows:

	Owner-occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At June 30, 2013:
Costs	408,158	819	1,280	23,020	6,655	439,932
Accumulated depreciation	(32,596)	(658)	(876)	(14,630)	(3,185)	(51,945)
Net book amount	375,562	161	404	8,390	3,470	387,987
Year ended June 30, 2014:
Opening net book amount	375,562	161	404	8,390	3,470	387,987
Additions	32,369	10	122	2,883	2,371	37,755
Reclassifications of investment properties	7,293	-	-	-	-	7,293
Disposals	(665)	-	(3)	(5)	(220)	(893)
Depreciation charges (i)	(7,108)	(51)	(73)	(1,757)	(1,040)	(10,029)
Closing net book amount	407,451	120	450	9,511	4,581	422,113
Period ended March 31, 2015:
Opening net book amount	407,451	120	450	9,511	4,581	422,113
Residual value from merger with Cactus	1,713	-	5	172	-	1,890
Additions	44,845	84	112	3,177	3,536	51,754
Reclassifications of investment properties	5,028	-	-	-	-	5,028
Disposals	(10,921)	(10)	(1)	(198)	(71)	(11,201)
Depreciation charges (i) (Note 25)	(7,073)	(29)	(61)	(1,639)	(1,176)	(9,978)
Closing net book amount	441,043	165	505	11,023	6,870	459,606
At March 31, 2015:
Costs	489,980	903	1,519	28,506	11,930	532,838
Accumulated depreciation	(48,937)	(738)	(1,014)	(17,483)	(5,060)	(73,232)
Net book amount	441,043	165	505	11,023	6,870	459,606

(i)
For the nine-month period ended March 31, 2015, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 734 under the line item “General and administrative expenses”, Ps. 168 under the line item “Selling expenses” and Ps. 9,076 under the line item “Cost” in the Income Statement. For the fiscal year ended June 30, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1,480 under the line item “General and administrative expenses”, Ps. 75 under the line item “Selling expenses” and Ps. 8,474 under the line item “Cost” in the Income Statement.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Computer software	Rights of use	Total
Opening net book amount	91	19,065	19,156
Additions	37	-	37
Amortization charges (i)	(86)	(752)	(838)
Net book amount as of June 30, 2014	42	18,313	18,355
Additions	173	-	173
Amortization charges (i)	(28)	(564)	(592)
Net book amount as of March 31, 2015	187	17,749	17,936
Costs	582	19,818	20,400
Accumulated depreciation	(395)	(2,069)	(2,464)
Net book amount as of March 31, 2015	187	17,749	17,936
(i)	Amortization charges are included in “General and administrative expenses” in the Income Statement. There is no impairment charges for any of the periods presented.

10.	Biological assets

Changes in the Company’s biological assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	490,211	274,834
Increase due to purchases	9,077	37,482
Initial recognition and changes in the fair value of biological assets	430,719	610,162
Decrease due to harvest	(257,697)	(355,887)
Decrease due to sales	(106,979)	(75,900)
Decrease due to consumption	(1,323)	(480)
Incorporated by merger	65	-
End of the period / year	564,073	490,211

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.   Biological assets (Continued)

Biological assets as of March 31, 2015 and June 30, 2014 were as follows:

	Classification	March 31, 2015	June 30, 2014
Non-current
Cattle for dairy production	Production	39,569	37,217
Breeding cattle	Production	255,190	254,398
Other cattle	Production	5,100	5,682
Others biological assets	Production	5,329	4,683
Non-current biological assets		305,188	301,980
Current
Cattle for dairy production	Consumable	12	46
Cattle for sale	Consumable	53,033	47,702
Crops fields	Consumable	204,865	139,822
Other cattle	Consumable	975	661
Current biological assets		258,885	188,231
Total biological assets		564,073	490,211

The following tables present the Company’s biological assets that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	--		39,581	--	39,581
Breeding cattle and cattle for sale	--		308,223	--	308,223
Other cattle	--		6,075	--	6,075
Other biological assets (i)	5,329		--	--	5,329
Crops fields	46,161	(i)	--	158,704	204,865
Total	51,490		353,879	158,704	564,073
(i)	Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

	June 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	--		37,263	-	37,263
Breeding cattle and cattle for sale	--		302,100	-	302,100
Other cattle	--		6,343	-	6,343
Other biological assets (i)	4,683		-	-	4,683
Crops fields	8,561	(i) (i)	-	131,261	139,822
Total	13,244		345,706	131,261	490,211
(i)	Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.   Biological assets (Continued)

         Changes in Level 3 biological assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 are included in the following table:

Crop fields with significant biological growth
As of June 30, 2013	37,400
Initial recognition and changes in the fair value of biological assets	424,298
Harvest	(330,437)
As of June 30, 2014	131,261
Initial recognition and changes in the fair value of biological assets	274,834
Harvest	(247,391)
As of March 31, 2015	158,704

      When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crop fields	Discounted cash flows	-	Yields – Operating cost – Selling expenses - Future of sale prices	Argentina
Yields 0.9 - 6 tn/ha
Future of sale prices: 1,978 - 2,105 Ps./tn
Selling expenses: 210 - 669 Ps./tn
Operating cost: 832 - 4,198 Ps. /ha

   During the nine-month period ended March 31, 2015 and the year ended June 30, 2014 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.    Biological assets (Continued)

          See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2014.

As of March 31, 2015 and June 30, 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

11.	Inventories

Company’s inventories as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Current
Crops	60,143	131,975
Materials and inputs	68,359	56,774
Seeds and fodders	35,623	28,329
Total inventories	164,125	217,078

As of March 31, 2015 and June 30, 2014 the cost of inventories recognized as expense amounted to Ps. 314,680 and Ps. 374,001, respectively and they have been included in “Costs”.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

Determining fair values

See determination of the fair value of the Company in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	27,885	-	-	27,885
- Corporate bonds related parties	58,728	-	-	58,728
- Government bonds	8,581	-	-	8,581
Derivative financial instruments:
- Commodity futures	280	-	-	280
Cash and cash equivalents:
- Mutual funds	2,370	-	-	2,370
Total Assets	97,844	-	-	97,844

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commodity futures	18	-	-	18
Total Liabilities	18	-	-	18

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	3,147	-	-	3,147
- Corporate bonds related parties	62,687	-	-	62,687
- Government bonds	192,940	-	-	192,940
Derivative financial instruments:
- Swaps	-	405	-	405
Cash and cash equivalents:
- Mutual funds	2,605	-	-	2,605
Total Assets	261,379	405	-	261,784

  18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	38,441	-	38,441
Total Liabilities	-	38,441	-	38,441

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Trade and other receivables

The detail of the Company’s trade and other receivables as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Non-current
Others	12	-
Total Non-current other receivables	12	-
Total Non-current trade and other receivables	12	-
Current
Receivables from sale of agricultural products and services	43,412	64,378
Deferred checks received	3,159	3,624
Debtors under legal proceedings	1,501	556
Less: allowance for doubtful accounts	(7,764)	(893)
Current trade receivables	40,308	67,665
Prepayments	54,838	35,864
VAT receivables	31,877	14,206
Personnel Loans	5,639	3,557
Gross sales tax credit	3,216	1,556
Other tax receivables	4,700	1,538
Advance payments	1,911	2,659
Expenses and services to recover	2,655	2,219
Others	233	2,198
Less: allowance for doubtful accounts	(20)	-
Total Current other receivables	105,049	63,797
Related parties (Note 30)	172,967	209,696
Total Current trade and other receivables	318,324	341,158
Total trade and other receivables	318,336	341,158

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because due to their short-term nature, as the impact of discounting is not considered significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 34.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18 to the Annual Consolidated Financial Statements as of June 30, 2014.

Movements on the Company’s allowance for doubtful accounts are as follows:

	March 31, 2015	June 30, 2014
Beginning of the year	893	415
Cash incorporated by merger with Cactus	1,434	-
Charges	6,089	481
Used during the period / year	(632)	(3)
End of the period / year	7,784	893

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the income statement (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.	Investment in financial assets

Company’s investments in financial assets as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014

Current
Corporate bonds related parties (Note 30)	58,728	62,687
Government bonds	8,581	192,940
Mutual funds	27,885	3,147
Total Current	95,194	258,774
Total Investment in Financial Assets	95,194	258,774

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Derivative financial instruments

Derivative financial instruments of the Company as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Assets
Current
Commodities futures	280	-
Swaps	-	405
Total current assets	280	405
Total assets	280	405

Liabilities
Current
Commodities futures	18	-
Foreign-currency contracts	-	38,441
Total current liabilities	18	38,441
Total liabilities	18	38,441

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash on hand and at banks	111,927	50,867
Mutual funds	2,370	2,605
Total cash and cash equivalents	114,297	53,472

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Loss for the period	(487,511)	(494,238)
Adjustments for:
Income tax expense	(165,518)	(230,559)
Depreciation	10,322	7,630
Amortization	592	644
Gain from disposal of farmlands	(195,596)	-
(Gain) / Loss from disposal and release of investment property and property, plant and equipment	(176)	84
Share-based payments	4,183	3,572
Unrealized loss from derivative financial instruments (except commodities)	84,251	-
Unrealized (Gain) / Loss from derivative financial instruments of commodities	(280)	10,777
Changes in fair value of financial assets at fair value through profit or loss	(34,865)	(118,951)
Accrued interest, net	126,763	125,516
Unrealized initial recognition and changes in the fair value of biological assets	(154,716)	(451,895)
Changes in the net realizable value of agricultural produce after harvest	12,616	(722)
Provisions	11,861	5,578
Loss from repurchase of Non-convertible Notes	400	(289)
Share of loss of subsidiaries, associates and joint ventures	363,559	70,099
Unrealized foreign exchange loss, net	178,489	756,428
Changes in operating assets and liabilities:
Decrease in biological assets	80,919	105,003
Decrease in inventories	40,337	53,325
Decrease in trade and other receivables	(640)	27,735
Decrease / (Increase) in derivative financial instruments	18	(4,717)
Increase / (Decrease) in trade and other payables	48,201	(6,283)
Decrease in payroll and social security liabilities	(7,799)	(9,571)
Decrease in provisions	(106)	-
Net cash used in operating activities before income tax paid	(84,696)	(150,834)

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred during the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Non-cash activities
Reimbursement of expired dividends	510	494
Increase in loans granted through a decrease in dividends receivable	-	(161,797)
Increase of investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(2,547)	(72,417)
Decrease (Increase) of investment in subsidiaries, associates and joint ventures by exchange differences on translating foreign operations	242,882	(444,315)
Increase in property, plant and equipment through an increase in trade payables	340	-
Increase in Investment in financial assets through a decrease in property, plant and equipment	48,217	-
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-
Repayment of loan as a result of merger	(25,243)	-
Dividends not collected	(515)	(412)
Equity-settled compensation	19,537	8,535
Borrowings incorporated by merger	8,219	-

Cash incorporated by merger

March 31, 2015
Assets
Property, plant and equipment	1,890
Investments in associates and joint ventures	(63,671)
Income tax credit	2,372
Biological assets	65
Trade and other receivables	66,912
Total assets	7,568

Liabilities
Deferred income tax liabilities	(398)
Provisions	(1,005)
Trade and other payables	(3,847)
Income tax and minimum presumed income tax	(679)
Payroll and social security liabilities	(130)
Borrowings	(2,017)
Total liabilities	(8,076)
Cash incorporated by merger	(508)

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Non-current
Tax on shareholders’ personal assets	941	1,170
Total non-current other payables	941	1,170
Total non-current trade and other payables	941	1,170
Current
Trade payables	74,364	38,490
Provisions	64,198	45,419
Total current trade payables	138,562	83,909
Sales, rent and services payments received in advance	13,327	2,084
Guarantee deposits	-	3,428
Gross sales tax payable	182	717
Tax amnesty plan for payable taxes	305	306
Withholdings tax	890	1,762
Tax on shareholders’ personal assets	10,830	5,067
Others	984	638
Total current other payables	26,518	14,002
Related parties (Note 30)	12,601	18,791
Total current trade and other payables	177,681	116,702
Total trade and other payables	178,622	117,872

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 34.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Current
Provision for vacations and bonuses	36,586	43,080
Social security payable	5,120	6,026
Salaries payable	57	40
Social security payable of equity-settled compensation	3,342	3,628
Total current payroll and social security liabilities	45,105	52,774
Total payroll and social security liabilities	45,105	52,774

19.	Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2013	1,617	5	1,622
Additions	148	-	148
Used during period	-	(3)	(3)
As of June 30, 2014	1,765	2	1,767
Cash incorporated by merger with Cactus	1,005	-	1,005
Additions	1,464	-	1,464
Used during period	(174)	-	(174)
Payments	(106)	-	(106)
As of March 31, 2015	3,954	2	3,956

The analysis of total provisions was as follows:

	March 31, 2015	June 30, 2014
Non-current	2,068	1,687
Current	1,888	80
	3,956	1,767

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings

The detail of the Company’s borrowings as of March 31, 2015 and June 30, 2014 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	March 31, 2015	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	281,602	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	-	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	970,039	896,032
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	299,056	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + % + 350 bps	187	184,188	-
CRESUD NCN Class XX due 2017 (ii)	Unsecured	US$	Fixed	2.5%	18.2	163,310	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	114,116	111,363
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	9,910	16,665
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	3,419	6,804
Finance lease obligations	Secured	US$	Fixed	10.75%	-	212	215
Non-current borrowings						2,025,852	1,407,570

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	March 31, 2015	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	-	499,113
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,939	53,726
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	306,561	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	55	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	180,634	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,706	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	172,326	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,111	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Fixed	27.5%	187	2,780	-
CRESUD NCN Class XX due 2017 (iii)	Unsecured	US$	Fixed	2.5%	18.2	1,650	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	8,095	9,267
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	6,950	4,285
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	7,275	6,880
Loan from Cactus	Unsecured	Ps.	Floating	Badlar	23	-	25,243
Finance lease obligations	Secured	US$	Fixed	10.75%	-	422	323
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	231,593	140,825
Current borrowings						951,097	1,522,853
Total borrowings						2,976,949	2,930,423

(i)	Includes an outstanding balance of Ps. 5,068 and Ps. 9,010 with ERSA and PAMSA, respectively, as of 06.30.14.
(ii)	Includes an outstanding balance of Ps. 20,379 and Ps. 87,342 with ERSA and PAMSA, respectively, as of 03.31.15.
(iii)	Includes an outstanding balance of Ps. 416 and Ps. 1,785 with ERSA and PAMSA, respectively, and Ps. (551) corresponding to issuance expenditures as of 03.31.15.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	March 31, 2015	June 30, 2014
CRESUD Class XIV NCN due 2018	282,626	260,673
CRESUD Class XVI NCN due 2018	963,859	888,920
CRESUD Class XVIII NCN due 2019	297,874	-
CRESUD Class XX NCN due 2017	160,764
Long-term loans	12,572	20,206
Total	1,717,695	1,169,799

See description of Non-convertible notes issued by the Company in Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2015.

21.	Taxation

The detail for the Company’s income tax is as follows:

	March 31, 2015	March 31, 2014
Deferred income tax	165,518	230,559
Income tax	165,518	230,559

The gross movements on the deferred income tax account were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	302,991	15,212
Balance from merger with Cactus	(398)	-
Reserve for changes in investment in subsidiaries	(34,358)	-
Charged to the income statement	165,518	287,779
End of the period / year	433,753	302,991

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Taxation (Continued)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	March 31, 2015	March 31, 2014
Tax calculated at the tax applicable tax rate in effect	228,560	253,679
Permanent differences:
Share of loss of subsidiaries, associates and joint ventures	(55,575)	(16,738)
Donations	(95)	-
Tax on personal assets	(2,714)	(2,824)
Others	(4,658)	(3,558)
Income tax expense	165,518	230,559

22.	Shareholders’ Equity

See description of movements on Shareholder’s equity in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2015.

23.	Revenues

	March 31, 2015	March 31, 2014
Crops	381,390	289,958
Cattle	120,147	70,841
Dairy	53,176	37,006
Supplies	4,687	971
Leases and agricultural services	14,968	14,206
Total revenues	574,368	412,982

24.	Costs

	March 31, 2015	March 31, 2014
Crops	672,343	460,756
Cattle	176,758	119,358
Dairy	98,352	70,999
Leases and agricultural services	6,082	5,448
Supplies	3,129	17
Other costs	5,763	4,625
Total costs	962,427	661,203

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

For the nine-month period ended as of March 31, 2015:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1,801	394,671	9	6	168	396,655
Leases and expenses	13	972	82	2,477	112	3,656
Amortization and depreciation (i)	1,085	6,963	1,657	1,326	168	11,199
Doubtful accounts	-	-	-	-	5,939	5,939
Changes in biological assets and agricultural produce	465,744	-	-	-	-	465,744
Advertising, publicity and other selling expenses	-	-	-	-	1,204	1,204
Maintenance and repairs	1,662	13,519	949	2,564	314	19,008
Payroll and social security expenses (note 26)	1,282	41,875	2,163	43,240	3,337	91,897
Fees and payments for services	31	2,667	271	6,676	621	10,266
Freights	20	8,942	15	20	61,911	70,908
Bank commissions and expenses	-	366	-	2,703	2,212	5,281
Conditioning and clearance	-	-	-	-	13,751	13,751
Director’s fees	-	-	-	12,041	-	12,041
Taxes, rates and contributions	324	7,709	39	247	18,899	27,218
Others	(128)	7,146	578	2,650	177	10,423
Total expenses by nature	471,834	484,830	5,763	73,950	108,813	1,145,190

(i)	Includes Ps. 285 corresponding to shared services amortization.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

         For the nine-month period ended as of March 31, 2014:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1,745	249,969	-	-	11	251,725
Leases and expenses	15	696	102	2,105	134	3,052
Amortization and depreciation (i)	846	4,693	1,799	1,098	103	8,539
Doubtful accounts	-	-	-	-	1,066	1,066
Changes in biological assets and agricultural produce	337,346	-	-	-	-	337,346
Advertising, publicity and other selling expenses	-	-	-	-	348	348
Maintenance and repairs	1,800	8,943	244	2,041	147	13,175
Payroll and social security expenses (note 26)	894	31,064	1,910	33,624	3,862	71,354
Fees and payments for services	35	3,098	35	3,931	316	7,415
Freights	10	7,315	6	9	26,365	33,705
Bank commissions and expenses	-	387	-	1,579	1,285	3,251
Conditioning and clearance	-	-	-	-	8,057	8,057
Director’s fees	-	-	-	29,653	-	29,653
Taxes, rates and contributions	116	3,690	168	2,222	14,480	20,676
Others	-	3,916	361	1,959	199	6,435
Total expenses by nature	342,807	313,771	4,625	78,221	56,373	795,797

(i)	Includes Ps. 244 corresponding to shared services amortization.

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security costs	79,080	63,000
Other benefits and expenses	8,454	4,166
Share-based payments	4,183	3,572
Pension costs – defined contribution plan	180	616
	91,897	71,354

27.	Other operating results, net

	March 31, 2015	March 31, 2014
Administration fees	1,537	1,252
Management fees	-	2,546
Gain (Loss) from commodity derivative financial instruments	2,287	(4,305)
Gain (Loss) from disposal of property, plant and equipment	176	(84)
Tax on shareholders’ personal assets	(7,754)	(8,068)
Donations	(271)	(165)
Project analysis and assessment	-	(2,963)
Contingencies	(1,762)	(930)
Transfer of consulting arrangement	10,627	7,538
Others	(593)	457
Total other operating results, net	4,247	(4,722)

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net
	March 31, 2015	March 31, 2014
Finance income:
- Interest income	10,880	18,292
- Foreign exchange gains	12,357	101,563
Finance income	23,237	119,855

Finance costs:
- Interest expense	(137,643)	(143,808)
- Foreign exchange losses	(200,157)	(851,818)
- Other finance costs	(19,701)	(14,785)
Finance costs	(357,501)	(1,010,411)

Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	34,865	118,951
- Loss from derivative financial instruments (except commodities)	(84,251)	(6,645)
- Loss from repurchase of non-convertible notes	(400)	289
Total other finance results	(49,786)	112,595
Total financial results, net	(384,050)	(777,961)

29.	Share-based payments

See description of share-based payments in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2015.

30.	Related party transactions

Below is a description of the new main transactions conducted during the nine-month period ended March 31, 2015:

Transfer of tax credits: In February 2015, Sociedad Anónima Carnes Pampeanas S.A. (formerly Exportaciones Agroindustriales Argentinas S.A.) and Cresud S.A.C.I.F. y A., assigned upon IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of Alto Palermo S.A. (APSA)), Ps. 19 million and Ps. 1.6 million, respectively, pertaining to VAT refunds for exports originated in such companies’ economic activities.

Acquisition of financial assets: In March 2015, the Group, through Emprendimientos Recoleta S.A. (ERSA) and Panamerican Mall S.A. (PAMSA), purchased 12,072,900 non-convertible notes at nominal value from CRESUD S.A.C.I.F. y A., for a total amount of Ps. 109.9 million

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Additionally, see description of the main transactions conducted with related parties in Note 38 to the Consolidated Financial Statements as of June 30, 2014.

The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	13,833	-	-	-
	Share-based payments	-	6,491	-	-	-
	Non-convertible notes	43,436	-	-	-	-
	Leases	-	-	(569)	-	-
	Fees	-	12	-	-	-
	Sale of goods and/or services	-	-	(216)	-	-
	Reimbursement of expenses	-	3,508	-	-	-
BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”)	Reimbursement of expenses	-	1,258	(3,056)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	67	-	-	-
	Sale of goods and/or services	-	18,150	(9)	-	-
	Financial operations	-	1,833	-	-	-
Ombú Agropecuaria S.A.	Administration fees	-	1,574	-	-	-
Agropecuaria Acres del Sud S.A.	Financial operations	-	8,831	-	-	-
	Administration fees	-	1,919	-	-	-
	Reimbursement of expenses	-	302	-	-	-
Yatay Agropecuaria S.A.	Administration fees	-	1,574	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	-	1,574	-	-	-

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)
Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Futuros y Opciones.Com S.A.	Brokerage	-	8,646	-	-	-
	Reimbursement of expenses	-	98	-	-	-
	Regional Table Gs Services	-	-	(42)	-	-
	Supplies purchase transactions	-	1,125	(100)	-	-
	Others	-	-	-	-	-
	Administration fee	-	83	-	-	-
Total Subsidiaries		43,436	70,878	(3,992)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	253	-	-	-
	Dividends receivable	-	15	-	-	-
Agro-Uranga S.A.	Dividends receivable	-	515	-	-	-
	Sale of goods and/or services	-	1,487	-	-	-
	Purchase of goods and/or services	-	-	(1,871)	-	-
Total Associates		-	2,270	(1,871)	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. ("APSA"))	Reimbursement of expenses	-	6,136	-	-	-
	Share-based payments	-	14,863	-	-	-
	Non-convertible Notes	15,292	-	-	-	-
	Corporate services	-	21,292	-	-	-
Nuevas Fronteras S.A.	Provision of services	-	-	(15)	-	-
Fibesa S.A.	Reimbursement of expenses	-	24	-	-	-
Emprendimiento Recoleta S.A.	Non-convertible Notes				(20,379)	(416)
Panamerican Mall S.A.	Reimbursement of expenses	-	-	(18)
	Non-convertible Notes	-	-	-	(87,342)	(1,785)
Total Subsidiaries of the subsidiaries		15,292	42,315	(33)	(107,721)	(2,201)

Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2		-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	(32)	-	-
Total Associates of the subsidiaries		-	2	(32)	-	-

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	-	(4)	-	-
Total Joint Ventures of the subsidiaries		-	-	(4)	-	-

Other Related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances to be recovered	-	1,466	-	-	-
	Reimbursement of expenses	-	706	(1)	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(291)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	55,085	-	-	-
Austral Gold	Reimbursement of expenses	-	181	-	-	-
Other Related parties		-	57,441	(292)	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	61		-	-
	Directors´ fees	-	-	(6,377)	-	-
Total Directors and Senior Management		-	61	(6,377)	-	-
		58,728	172,967	(12,601)	(107,721)	(2,201)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Subsidiaries IRSA Inversiones y Representaciones S.A.
	Corporate services	-	12,492	-	-
	Leases	-	-	(1,598)	-
	Non-convertible notes	40,781	-	-	-
	Sale of goods and/or services	-	-	(701)	-
	Share-based payments	-	3,673	-	-
	Dividends receivable	-	36,462	-	-
	Reimbursement of expenses	-	814	-	-
BrasilAgro	Financial operations	-	7,600	-	-
	Reimbursement of expenses	-	788	(2,727)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	331	-	-
	Sale of goods and/or services	-	9,802	(30)	-
Helmir S.A.	Financial operations	-	10,069	-	-
Ombú Agropecuaria S.A.	Administration fees	-	1,190	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	1,919	-	-
	Reimbursement of expenses	-	202	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	196	-	-
	Financial operations	-	1,671	-	(25,243)
	Purchase of goods and/or services	-	-	(922)	-
	Management fees	-	3,029	-	-
Yatay Agropecuaria S.A.	Administration fees	-	1,190	-	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Yuchán Agropecuaria S.A.	Administration fees	-	1,190	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	6,840	(1,888)	-
	Reimbursement of expenses	-	117	-	-
	Financial operations	-	16,540	-	-
	Administration fees	-	636	-	-
Total Subsidiaries		40,781	116,751	(7,866)	(25,243)

Associates
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-
Agro-Uranga S.A.	Purchase of goods and/or services	-	-	(112)	-
	Dividends receivable	-	39	-	-
Total Associates		-	342	(112)	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	(1)	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(2)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. ("APSA"))	Reimbursement of expenses	-	2,873	-	-
	Share-based payments	-	10,557	-	-
	Non-convertible Notes	21,906	-	-	-
	Corporate services	-	21,218	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	7	-	-
	Non-convertible Notes	-	-	-	(5,068)
Panamerican Mall S.A.	Reimbursement of expenses	-	27	-	-
	Non-convertible Notes	-	-	-	(9,010)
Fibesa S.A.	Reimbursement of expenses	-	2	-	-
Total Subsidiaries of the subsidiaries		21,906	34,684	(3)	(14,078)

  37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-
Total Associates of the subsidiaries		-	2	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	74	-	-
Total Joint Ventures of the subsidiaries		-	74	-	-

Other Related parties
Consultores Asset Management S.A. (“CAMSA”)	Advances	-	1,468	-	-
	Reimbursement of expenses	-	1,930	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(205)	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,346	-	-
Other Related parties		-	57,747	(205)	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	96	-	-
	Fees	-	-	(10,605)	-
Total Directors and Senior Management		-	96	(10,605)	-
		62,687	209,696	(18,791)	(39,321)

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2015:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(618)	-	-	-	21,418	-	6,154	-
BrasilAgro	-	-	10,627	-	-	-	767	-
Futuros y Opciones.Com S.A.	-	236	3,136	(9,327)	-	-	90	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	72,622	-	-	-	233	-
Helmir S.A.	-	-	-	-	-	-	458	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	9	-
Ombú Agropecuaria S.A.	-	384	-	-	-	-	-	-
Yuchán Agropecuaria S.A.	-	384	-	-	-	-	-	-
Yatay Agropecuaria S.A.	-	384	-	-	-	-	-	-
Total Subsidiaries	(618)	1,388	86,385	(9,327)	21,418	-	7,711	-

Associates
Agro-Uranga S.A.	-	-	6,851	-	-	-	-	-
Total Associates	-	-	6,851	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(492)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(874)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. ("APSA"))	(386)	-	-	-	44,730	-	2,908	-
Total Subsidiaries of the subsidiaries	(386)	-	-	-	44,730	-	1,542	-

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.    Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(13,853)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(13,853)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(657)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	8,101	-
Hamonet S.A.	(127)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(242)	-	-	-	-	-	-	-
Total Other Related parties	(369)	-	-	-	-	(657)	8,101	-

Directors and Senior Management
Directors	-	-	-		-	-	-	(12,041)
Senior Management	-	-	-	-	-	-	-	(4,399)
Total Directors and Senior Management	-	-	-	-	-	-	-	(16,440)
	(1,373)	1,388	93,236	(9,327)	66,148	(657)	3,501	(16,440)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.    Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(1,303)	-	-	-	22,016	-	3,977	-
BrasilAgro	-	-	-	-	-	-	1,703	-
Cactus Argentina S.A.	-	2,500	45	(5,245)	-	-	(662)	-
Futuros y Opciones.Com S.A.	-	100	-	-	-	-	(792)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	19,773	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	15,039	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	(1,489)	-
Ombú Agropecuaria S.A.	-	384	-	-	-	-	(2,779)	-
Yuchán Agropecuaria S.A.	-	384	-	-	-	-	(1,473)	-
Yatay Agropecuaria S.A.	-	384	-	-	-	-	(1,316)	-
Total Subsidiaries	(1,303)	3,752	19,818	(5,245)	22,016	-	12,208	-

Associates
Agro-Uranga S.A.	-	-	5,592	-	-	-	-	-
Total Associates	-	-	5,592	-	-	-	-	-

Joint Ventures of the subsidiaries
Cresca S.A.	-	46	-	-	-	-	-	-
Total Joint Ventures	-	46	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(3,055)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(2,692)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. ("APSA"))	-	-	-	-	53,269	-	624	-
Total Subsidiaries of the subsidiaries	-	-	-	-	53,269	-	(5,123)	-

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.   Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(437)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	19,642	-
Hamonet S.A.	(102)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(176)	-	-	-	-	-	-	-
Total other Related parties	(278)	-	-	-	-	(437)	19,642	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(29,653)
Senior Management	-	-	-	-	-	-	-	(4,577)
Total Directors and Senior Management	-	-	-	-	-	-	-	(34,230)
	(1,581)	3,798	25,410	(5,245)	75,285	(437)	26,727	(34,230)

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity
Subsidiaries

BrasilAgro	Shares	23,150,050	646,900	808,513	Rs. 8.8700	Agricultural	Brazil	875,381	66,356	1,627,071	39.76%
	Higher value		107,636	107,636
	Goodwill		7,275	9,770
	Intergroup transactions		(1,389)	(1,389)
			760,422	924,530

Cactus Argentina S.A.	Shares	-	-	100,056	Not publicly traded	Agroindustrial	Argentina	-	-	-	-
			-	100,056

Doneldon S.A.	Shares	262,664,792	360,955	32,704	Not publicly traded	Agricultural	Uruguay	262,665	(3,937)	203,292	100.00%
	Intergroup transactions		(157,663)	157,662
			203,292	190,366

Futuros y Opciones.Com S.A.	Shares	972,614	12,494	14,134	Not publicly traded	Brokerage	Argentina	1,632	(844)	20,965	59.59%
			12,494	14,134

FyO Trading S.A.	Shares	4,832	4	5	Not publicly traded	Brokerage	Argentina	220	(36)	175	2.20%
			4	5

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Granos Olavarría S.A.	Shares	264	86	24	Not publicly traded	Warehousing and	Argentina	512	2,784	3,913	2.20%
	Goodwill		15	15		Brokerage
			101	39

Helmir S.A.	Shares	548,347,685	202,496	209,133	Not publicly traded	Investment	Uruguay	90,624	12,423	230,073	100.00%
			202,496	209,133

IRSA Inversiones y	Shares	371,607,397	1,085,340	1,307,667	23.500	Real Estate	Argentina	573,771	(244,697)	1,675,794	64.77%
Representaciones S.A.	Intergroup transactions		(222,124)	(17,681)
	Higher value		100,147	107,527
	Goodwill		14,331	14,331
			977,694	1,411,844

Sociedad Anónima Carnes Pampeanas S.A.	Shares	28,500,410	13,816	14,119	Not publicly traded	Agroindustrial	Argentina	30,000	(21,315)	14,543	95.00%
			13,816	14,119
Total Subsidiaries			2,170,319	2,864,226

Associates

Agromanagers S.A.	Shares	981,029	1,714	2,011	Not publicly traded	Investment	Argentina	2,094	(604)	3,659	46.84%
	Goodwill		796	796
			2,510	2,807

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Agrouranga S.A.	Shares	893,069	19,081	23,239	Not publicly traded	Agricultural	Argentina	2,500	1,598	53,414	35.72%
	Higher value		11,179	11,179
			30,260	34,418
Total Associates			32,770	37,225
Total investments in subsidiaries, associates and joint ventures as of 03.31.15			2,203,089	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.14			-	2,901,451

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 03.31.15	Total as of 03.31.14
Beginning of the period	345,706	217,078	-	562,784	375,176
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	106,553	-	-	106,553	127,675

Changes in the net realizable value of agricultural produce after harvest	-	(12,616)	-	(12,616)	722

Increase due to harvest	-	305,153	-	305,153	94,081
Purchases and classifications	9,078	262,050	-	271,128	315,203
Consume	(544)	(248,774)	-	(249,318)	(193,831)
Incorporated by merger	65	-	-	65	-
Expenses incurred	-	-	6,089	6,089	5,461
End of the period	(353,879)	(164,125)	-	(518,004)	(381,680)
Cost as of 03.31.15	106,979	358,766	6,089	471,834	-
Cost as of 03.31.14	59,832	277,514	5,461	-	342,807

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2015 and June 30, 2014 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Cash and cash equivalents
US Dollar	11,156	8.722	97,306	3,489	8.033	28,029
Brazilian Reais	-	-	-	1	3.350	3
Euro	5	9.355	47	5	10.991	51
Yenes	55	0.073	4	50	0.079	4
Total cash and cash equivalents			97,357			28,087

Trade and other receivables
US Dollar	1,116	8.722	9,734	1,160	8.033	9,321
Receivables with related parties:
US Dollar	7,407	8.722	64,604	11,104	8.033	89,202
Total trade and other receivables			74,338			98,523

Investment in financial assets
US Dollar	984	8.722	8,581	24,018	8.033	192,940
Investments with related parties:
US Dollar	6,733	8.722	58,728	7,804	8.033	62,687
Total investment in financial assets			67,309			255,627

Derivative financial instruments
US Dollar	32	8.722	280	-	-	-
Total derivative financial instruments			280			-

Trade and other payables
US Dollar	3,043	8.822	26,845	440	8.133	3,582
Euros	0.32	9.485	3	0.27	11.148	3
Payables with related parties:
US Dollar	56	8.822	494	232	8.133	1,888
Brazilian Reais	849	3.600	3,056	718	3.800	2,727
Total trade and other payables			30,398			8,200

Borrowings
US Dollar	243,815	8.822	2,150,934	298,149	8.133	2,424,842
Total borrowings			2,150,934			2,424,842

(1)	Exchange rate as of March 31, 2015 according to Banco Nación Argentina records.
(2)	Exchange rate as of June 30, 2014 according to Banco Nación Argentina records.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.	Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 222,790 whose treatment is being considered by the Board of Directors and the respective Management.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events

• On April 15, 2015, Cresud sold 1,705,000 APSA' Non-convertible Notes due 2017, for a total amount of Ps. 20.8 million.

• On April 23, 2015, Cresud sold to Helmir S.A. 2,700,000 IRSA' Non-convertible Notes due 2020, for a total amount of US$ 3.10 million.

• During April and May, Cresud, through various open market transactions, has sold 270,365 ADRs, representing 10 common shares, for an amount of US$ 5.15 million and 378,783 shares for an amount of Ps. 8.55 million.

Additionally, see subsequent events in Note 42 to the Unaudited Condensed Interim Consolidated Financial Statements.

50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		03.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	50,871	-	211,695	1,838	53,920	-	12	-	-	-	318,336
	Income tax credit and deferred income tax	-	-	493,730	1,894	-	-	-	-	-	-	-	495,624
	Total	-	50,871	493,730	213,589	1,838	53,920	-	12	-	-	-	813,960
Liabilities	Trade and other payables	-	-	-	175,600	-	-	2,081	611	305	25	-	178,622
	Borrowings	-	-	-	637,187	63,965	66,578	183,367	373,958	168,072	1,274,675	209,147	2,976,949
	Payroll and social security liabilities	-	-	-	16,508	28,597	-	-	-	-	-	-	45,105
	Provisions	-	1,888	2,068	-	-	-	-	-	-	-	-	3,956
	Total	-	1,888	2,068	829,295	92,562	66,578	185,448	374,569	168,377	1,274,700	209,147	3,204,632

51

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	243,983	74,341	318,324	12	-	12	243,995	74,341	318,336
	Income tax credit and deferred income tax	1,894	-	1,894	493,730	-	493,730	495,624	-	495,624
	Total	245,877	74,341	320,218	493,742	-	493,742	739,619	74,341	813,960
Liabilities	Trade and other payables	147,286	30,395	177,681	941	-	941	148,227	30,395	178,622
	Borrowings	628,498	322,599	951,097	197,517	1,828,335	2,025,852	826,015	2,150,934	2,976,949
	Payroll and social security liabilities	45,105	-	45,105	-	-	-	45,105	-	45,105
	Provisions	1,888	-	1,888	2,068	-	2,068	3,956	-	3,956
	Total	822,777	352,994	1,175,771	200,526	1,828,335	2,028,861	1,023,303	2,181,329	3,204,632

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2014 there are no receivable and liabilities subject to adjustment clause.

52

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	64,584	253,740	318,324	-	-	12	12	-	64,584	253,752	318,336
	Income tax credit and deferred income tax	-	-	1,894	1,894	-	-	493,730	493,730	-	-	495,624	495,624
	Total	-	64,584	255,634	320,218	-	-	493,742	493,742	-	64,584	749,376	813,960
Liabilities	Trade and other payables	-	-	177,681	177,681	-	-	941	941	-	-	178,622	178,622
	Borrowings	593,716	339,733	17,648	951,097	1,830,753	187,028	8,071	2,025,852	2,424,469	526,761	25,719	2,976,949
	Payroll and social security liabilities	-	-	45,105	45,105	-	-	-	-	-	-	45,105	45,105
	Provisions	-	-	1,888	1,888	-	-	2,068	2,068	-	-	3,956	3,956
	Total	593,716	339,733	242,322	1,175,771	1,830,753	187,028	11,080	2,028,861	2,424,469	526,761	253,402	3,204,632

53

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Companies under section 33 of law N° 19,550 and other related parties.

a.	Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.76%
Doneldon S.A.	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	64.22	% (2)
FyO Trading S.A.	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	95.00%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)	All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)	The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (BrasilAgro) considering that the Company exercises “de facto control” over it.
(2)	The effect of treasury shares as of March 31, 2015 was not considered.

b.	Related parties debit / credit balances under section 33 of law N° 19,550. See Note 30.

6.	Loans to directors.

See Note 30.

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

54

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	496,587	470,108
Vehicles	Third parties, theft, fire and civil liability	15,902	6,870

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

55

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

56

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2015, the unaudited condensed interim separate statements of income and comprehensive income for the nine and three-month period ended March 31, 2015, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of income and comprehensive income and the separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at March 31, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,633,490 which was no callable at that date.

Autonomous City of Buenos Aires, May 12, 2015

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Buenos Aires, May 12, 2015 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first nine months of fiscal year 2015 ended March 31, 2015.

Highlights

Throughout the current season we had better rainfall levels than in 2014. As of March 2015, crop harvesting in the combined countries where we operate has reached a 23%, and we expect to plant approximately 210,000 hectares. Price-wise, the sector is facing the juncture of large American and Brazilian harvests, causing prices to remain low in comparison with previous years. We expect the 2015 season to end with normal weather conditions and yields that partially offset the drop in commodity prices.

As concerns land development and sale of farms, we plan to develop during this season an aggregate of approximately 12,000 hectares in the region during this season and to consummate more sales of farms that have reached optimum appreciation. During the first quarter of fiscal year 2015, we had sold, through our subsidiary Brasilagro, a fraction of undeveloped land in Paraguay for a very attractive price, whereas in the second and third quarters of fiscal year 2015 we made no farm sales.

Operating results from our subsidiary IRSA keeps reflecting the soundness of its business, mainly its shopping center and office building segments. IRSA’s EBITDA, excluding the effect of the disposal of investment properties and the reversal of the conversion reserve generated in Rigby 183 due to the sale of the Madison building in New York, rose 19.1% for the first nine months of fiscal year 2015, reaching ARS 1,122.4 million.

Consolidated Results

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	1,130.1	997.9	13.3%	4,071.2	3,135.9	29.8%
Costs	(931.8)	(878.0)	6.1%	(3,447.3)	(2,643.2)	30.4%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	291.8	531.2	(45.1%)	1,012.0	955.7	5.9%
Changes in the net realizable value of agricultural products after harvest	(2.7)	1.4	-	(18.6)	(7.8)	138.2%
Gross profit	487.4	652.5	(25.3%)	1,617.3	1,440.6	12.3%
Gain from disposal of investment properties	0.0	106.2	(100.0%)	795.9	113.3	602.2%
Gain from disposal of farmlands	1.3	-	-	1.3	-	-
General and administrative expenses	(153.7)	(114.6)	34.1%	(428.7)	(351.4)	22.0%
Selling expenses	(97.4)	(67.3)	44.8%	(324.1)	(223.8)	44.8%
Management fees	-	-	-	-	-	-
Other operating results, net	23.3	(35.7)	-	75.4	(52.4)	-
Profit from operations	261.0	541.1	(51.8%)	1,737.1	926.4	87.5%
Share of (loss) / profit of associates and joint ventures	(169.1)	67.4	-	(843.0)	115.2	-
Profit from operations before financing and taxation	91.9	608.6	(84.9%)	894.1	1,041.6	(14.2%)
Financial results, net	(418.5)	(969.1)	(56.8%)	(1,114.7)	(1,927.0)	(42.2%)
Loss before income tax	(326.6)	(360.6)	(9.4%)	(220.6)	(885.5)	(75.1%)
Income tax expense	37.3	187.9	(80.1%)	(232.3)	358.0	-
Loss for the period	(289.3)	(172.7)	67.5%	(452.9)	(527.5)	(14.1%)

Attributable to:
Cresud’s Shareholders	(271.6)	(162.2)	67.5%	(487.5)	(494.2)	(1.4%)
Non-controlling interest	(17.7)	(10.5)	67.6%	34.6	(33.3)	-

1

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

►
During this quarter our revenues were 29.8% higher than in the same period of the previous fiscal year. This was mainly due to a 43.9% increase in the agricultural segment, explained by higher sales of crops, sugarcane, beef cattle and milk, along with a 23.1% increase in revenues from the urban segment.

►
Gross profit rose 12.3% during the first nine months of fiscal year 2015, mainly due to higher revenues and higher recognition of the fair value of biological assets and agricultural products at the point of harvest. Besides, profit from operations increased by 87.5%, mainly explained by the sale of the Madison 183 building in New York recorded in the first quarter of 2015 and the sales of several office floors in Maipú 1300, Libertador 498 and Bouchard Plaza 551 buildings made by our subsidiary IRSA.

►
Despite the considerable increase in profit from operations, we recorded a loss for the period of ARS 487.5 million, compared to a loss for the period of ARS 494.2 million in the same period of fiscal year 2014, explained mainly by the losses resulting from the investment of our subsidiary IRSA in the Israeli company IDBD, whose stock price decreased significantly, and it is recorded at market value.

Description of Operations by Segment

	9M 2015			9M 2014			Variation
	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	1,642.6	2,539.9	4,182.4	1,141.5	2,062.6	3,204.0	43.9%	23.1%	30.5%
Costs	(2,426.7)	(1,132.9)	(3,559.6)	(1,750.0)	(960.1)	(2,710.1)	38.7%	18.0%	31.3%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	1,026.9	-	1,026.9	971.4	-	971.4	5.7%	-	5.7%
Changes in the net realizable value of agricultural products after harvest	(18.6)	-	(18.6)	(7.8)	-	(7.8)	138.2%	-	138.2%
Gross profit	224.1	1,407.0	1,631.2	355.1	1,102.4	1,457.5	(36.9%)	27.6%	11.9%
Gain from disposal of investment properties	-	795.9	795.9	-	113.3	113.3	-	602.2%	602.2%
Gain from disposal of farmlands	17.0	-	17.0	-	-	-	-	-	-
General and administrative expenses	(170.7)	(264.2)	(434.9)	(159.2)	(195.4)	(354.6)	7.2%	35.2%	22.6%
Selling expenses	(190.6)	(137.6)	(328.2)	(123.7)	(102.9)	(226.6)	54.1%	33.7%	44.8%
Other operating results, net	12.2	63.5	75.7	(25.0)	(29.5)	(54.5)	-	-	-
Profit / (loss) from operations	(108.0)	1,864.6	1,756.6	47.2	887.9	935.1	-	110.0%	87.9%
Share of (loss) / profit of associates and joint ventures	0.3	(852.8)	(852.5)	10.4	85.9	96.4	(97.4%)	-	-
Segment Profit / (Loss)	(107.7)	1,011.8	904.1	57.7	973.8	1,031.5	-	3.9%	(12.3%)

Our Portfolio

Our portfolio is composed of 313,850 hectares in operation and 552,365 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land

2

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares
(Own and under Concession)

	Productive Lands		Land Reserves
	Agricultural	Beef Cattle / Dairy	Under Development	Reserved	Total
Argentina	69,801	163,975	5,580	319,058	558,413
Brazil	53,789	4,180	14,193	79,812	151,974
Bolivia	9,730	-	-	4,167	13,898
Paraguay	11,124	1,252	5,067	124,487	141,930
Total	144,444	169,407	24,840	527,525	866,215

* Includes Paraguay and Brazil at 100%, Agrouranga at 35.723% and 132,000 hectares under concession.
**Includes 85,000 hectares intended for sheep breeding.

Segment Income

Agricultural Segment:

I)	Development, Transformation and Sale of Farmlands

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first nine-month period of fiscal year 2015 we sold a fraction of 24,624 hectares in the farm situated in Paraguay owned by Cresca, through our subsidiary Brasilagro. The preliminary sale agreement had been executed on April 3, 2014, and possession was surrendered upon the execution of the deed of sale and mortgage dated July 14, 2014.

No sales were made during the third quarter of fiscal year 2015.

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues
Costs	(1.6)	(5.2)	(69.8%)	(5.8)	(8.2)	(29.4%)
Gross loss	(1.6)	(5.2)	(69.8%)	(5.8)	(8.2)	(29.4%)
Gain from disposal of investment properties	-	-	-	-	-	-
Gain from disposal of farmlands	1.3	-	-	17.0	-	-
Profit / (loss) from operations	(0.6)	(5.6)	(89.3%)	9.0	(9.3)	-
Segment Profit / (Loss)	(0.6)	(5.6)	(89.3%)	9.0	(9.3)	-

3

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Area under Development (hectares)	Developed in 2013/2014	Projected for 2014/2015
Argentina	2,378	1,703
Brazil	13,000	7,475
Paraguay (1)	-	2,766
Total	15,378	11,944
(1) Includes the farms of Cresca S.A. at 100%.

►	During the past season we developed more than 15,000 hectares in the region. We expect to develop 11,944 additional hectares during this season.

II)	Agricultural Production

II.a) Crops and Sugarcane

Throughout this season we had better rainfall levels than in 2014, although in some of our farms, mainly in Argentina, rains have been excessive. To date, as concerns our operations in Argentina, we have completed our wheat harvest, while sunflower harvesting is at 90%. In addition, we started soybean harvesting activities, with 20% degree of progress. Besides, corn harvesting activities commenced recently, with 5% degree of progress. It should be noted that 78% of the corn planted by us is late corn; therefore, harvesting will start by the end of June. In our farms in Bolivia, where we are able to develop two planting and harvesting cycles per year, the winter crops, including soybean, corn and sorghum, have been completely harvested. On the other hand, harvesting of soybean summer crops has reached 98%, whereas corn harvesting is at 40%. Harvesting progress in the Brazilian farms is 25% as concerns soybean and 7% in the case of corn. Price-wise, the sector is facing the juncture of large American and Brazilian harvests, causing prices to remain low in comparison with previous years. We expect the 2015 season to end with normal weather conditions and yields that partially offset the drop in commodity prices.

Crops

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	110.3	141.5	(22.1%)	612.0	459.9	33.1%
Costs	(330.8)	(400.2)	(17.3%)	(1,258.6)	(983.6)	28.0%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	234.7	454.4	(48.4%)	743.0	764.6	(2.8%)
Changes in the net realizable value of agricultural products after harvest	(2.7)	1.2	-	(18.6)	(8.0)	132.9%
Gross profit	11.5	197.0	(94.2%)	77.8	232.9	(66.6%)
General and administrative expenses	(36.4)	(35.5)	2.6%	(95.6)	(92.0)	3.9%
Selling expenses	(20.9)	(15.5)	34.7%	(98.2)	(63.5)	54.8%
Other operating results, net	31.0	(29.8)	-	15.9	(22.9)	-
Gain / (loss) from operations	(14.8)	116.2	-	(100.1)	54.5	-
Share of (loss) / profit of associates and joint ventures	3.6	8.2	(56.5%)	0.6	10.2	(94.5%)
Segment Profit / (Loss)	(11.3)	124.3	-	(99.6)	64.6	-

4

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Sugarcane

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	3.8	11.1	(65.3%)	155.0	87.3	77.7%
Costs	(15.1)	(15.0)	0.9%	(260.7)	(157.1)	66.0%
Initial Recognition and Changes in the fair value of biological assets and agricultural products at the point of harvest	20.5	12.8	60.8%	126.5	76.9	64.6%
Changes in the net realizable value of agricultural products after harvest	-	-	-	-	-	-
Gross profit / (loss)	9.2	8.8	4.4%	20.9	7.0	196.4%
General and administrative expenses	(2.6)	(2.2)	20.8%	(28.1)	(24.6)	14.3%
Selling expenses	(0.0)	1.6	-	(4.9)	(2.3)	113.1%
Other operating results, net	(0.1)	0.1	-	-	0.1	(100.0%)
Loss from operations	6.5	8.3	(21.5%)	(12.1)	(19.7)	(38.8%)
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-
Segment Loss	6.5	8.3	(21.5%)	(12.1)	(19.7)	(38.8%)

Operations
	Production			Sales
In Tons	9M 2015	9M 2014	YoY Var	9M 2015	9M 2014	YoY Var
Corn	231,764	79,677	190.9%	237,283	152,318	55.8%
Soybean	57,202	72,486	(21.1%)	118,098	108,368	9.0%
Wheat	15,952	12,427	28.4%	5,678	5,129	10.7%
Sorghum	1,740	3,571	(51.3%)	1,300	3,347	(61.1%)
Sunflower	10,824	5,434	99.2%	2,293	6,836	(66.5%)
Other	2,716	1,283	111.7%	1,536	6,130	(75.0%)
Total Crops and Other Production	320,199	174,879	83.1%	366,188	282,128	29.8%
Sugarcane	680,359	520,442	30.7%	680,359	540,506	25.9%
Total Agricultural Production	1.000.558	695.321	43,9%	1.046.548	822.634	27,2%

►	The Crops segment decreased by ARS 164.2 million during the nine-month period as compared to the same period of the previous fiscal year, mainly due to:
•
 a reduction in production results of ARS 182 million, mainly from Argentina, where despite expecting better yields, it has been affected by lower expected results in corn and soybean primarily as a consequence of the decreased in these commodity prices and a less than expected devaluation; and

•
a reduction of ARS 10.6 million in holding results from Argentina and Brazil, originated mainly by the lower price of corn recorded throughout the first quarter, at the time this crop was harvested and stock volumes were thus higher.

►	The Sugarcane segment decreased its loss during the first nine months of 2015 compared to the same period of 2014 by ARS 7.7 million, mainly due to:
•	an increase in production results of ARS 17.4 million, originated mainly by a significant increase in yields forecasted and achieved in Brazil and a 34.6% rise in prices;
•	a reduction in the result from sales net of selling expenses, derived from Brazil, of ARS 6.2 million; and
•	higher administrative expenses of ARS 3.5 million, derived mainly from Brazil, mostly related to payroll expenses incurred as a result of an organizational restructuring.

5

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Area in Operation - Crops (hectares) 1	As of 3/31/15	As of 3/31/14	YoY Var
Own farms	127,581	125,500	1.7%
Leased farms	53,848	58,393	(7.8%)
Farms under concession	23,331	20,936	11.4%
Own farms leased to third parties	8,858	8,101	9.3%
Total Area Assigned to Crop Production	213,617	212,930	0.3%

The area assigned to the crop segment increased by 0.3% as compared to the same period of the previous fiscal year, reaching 213,617 hectares. This was caused mainly by an increase of 1.7% in the operation of own farms, offset by a reduction of 7.8% in leased farms.

II.b) Cattle and Dairy Production

During the third quarter of fiscal year 2015 we recorded positive results in our cattle and dairy business in Argentina, reflecting the combined effect of higher beef production volumes, a slight decrease in milk production due to a smaller number of milking cows, and a strong increase in both livestock and milk prices.

Cattle

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	22.7	8.2	176.2%	121.6	72.6	67.5%
Costs	(36.8)	(19.9)	85.4%	(180.6)	(122.1)	47.9%
Initial Recognition and Changes in the fair value of biological assets and agricultural products	29.3	62.7	(53.3%)	102.1	90.4	12.9%
Changes in the net realizable value of agricultural products	-	0.2	(100.0%)	-	0.2	(99.4%)
Gross profit	15.2	51.2	(70.3%)	43.2	41.1	5.1%
Profit from operations	3.3	42.2	(92.2%)	5.7	8.2	(29.9%)
Segment Profit	3.3	42.2	(92.2%)	5.7	8.2	(30.1%)

Beef Cattle (tons)	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Beef production	1,803	2,050	(12.1%)	5,926	5,726	3.5%
Beef sales	1,339	575	132.9%	7,571	7,729	(2.0%)

►	Revenues from the Cattle segment decreased 30.1% during the first nine months of fiscal year 2015 compared to the same period of 2014, explained mainly by:

•
a reduction in holding results of ARS 13.8 million, reflecting the significant increase in prices during the previous period originated by the strong devaluation of the Argentine peso occurred from January to March 2014, and partially offset by;

•	an increase in production results of ARS 9.1 million, generated by a strong rise in prices and an increase in kilograms produced.

Area in Operation – Beef Cattle (hectares)	As of 3/31/15	As of 3/31/14	YoY Var
Own farms	74,633	77,278	(3.4%)
Leased farms	13,501	18,549	(27.2%)
Farms under concession	869	-	-
Own farms leased to third parties	5,323	5,495	(3.1%)
Total Area Assigned to Beef Cattle Production	94,326	101,322	(6.9%)

1 Includes surface area under double cropping, all the farms in Argentina, Bolivia, Paraguay and Brazil, and AgroUranga (Subsidiary – 35.72%).

6

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

►	We decreased by 6.9% the area of farms assigned to cattle production, mainly as a result of a reduction in the operation of own farms, leased farms and own farms leased to third parties.

Stock of Cattle Herds	As of 3/31/15	As of 3/31/14	YoY Var
Breeding stock	53,958	62,484	(14%)
Winter grazing stock	11,022	4,799	123%
Milk farm stock	6,015	6,888	(13%)
Total Stock (heads)	70,995	74,171	(4%)

Dairy

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	17.7	12.5	41.2%	53.2	37.0	43.7%
Costs	(33.6)	(23.9)	40.4%	(98.4)	(71.0)	38.5%
Changes in the net realizable value of biological assets and agricultural products	16.6	14.5	14.6%	55.3	39.6	39.7%
Gross profit	0.7	3.1	(76.3%)	10.1	5.6	81.0%
Profit / (loss) from operations	(1.7)	0.9	-	3.9	(0.6)	-
Segment Profit / (Loss)	(1.7)	0.9	-	3.9	(0.6)	-

Dairy Production	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Milk Production (thousands of liters)	4,125	4,549	(9.3%)	13,254	14,678	(9.7%)
Milk sales (liters)	3,991	4,451	(10.3%)	12,813	14,311	(10.5%)
Daily average milking cows (heads)	2,222	2,631	(15.5%)	2,212	2,586	(14.5%)
Milk Production / Milking Cow / Day (liters)	21	20	3.2%	21	20	7.5%

►
During the nine-month period of fiscal year 2015, we saw an increase of 44% in sales as compared to the same period of the previous year, mainly explained by a significant increase in the price of milk, which offset the 10% reduction in the volume sold. Besides, costs increased slightly below revenues.

►	As a result of the foregoing, coupled with a positive change in the net realizable value of biological assets, Profit from the Dairy segment rose by ARS 4.5 million.

Area in Operation – Dairy (hectares)	As of 3/31/15	As of 3/31/14	YoY Var
Own farms	2,864	2,864	-

►	We perform our milking business in El Tigre farm. There were no changes in the area assigned to milking cows.

III: Other Segments

Under “Other” we report the results from Leases and Agricultural Services, Agro-industrial Activities and our investment in FyO.

7

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Leases and Agricultural Services

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	6.8	8.1	(15.4%)	24.0	15.2	57.7%
Costs	(4.5)	(5.4)	(16.1%)	(14.9)	(11.4)	31.5%
Gross profit	2.3	2.7	(14.1%)	9.0	3.8	135.0%
Profit / (loss) from operations	1.4	1.8	(18.3%)	6.8	1.1	535.7%
Segment Profit	1.4	1.8	(18.3%)	6.8	1.1	535.7%

►
The Leases and Agricultural Services segment increased by ARS 5.7 million, mainly due to income from seed multiplication services at Cresud, lease of machinery at Brasilagro, a new lease agreement in the Chaparral farm in Brazil, not present in the same period of the previous fiscal year.

Agro-industrial Activities

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	175.7	143.5	22.5%	588.6	378.3	55.6%
Costs	(163.0)	(121.3)	34.3%	(528.9)	(329.8)	60.4%
Gross profit / (loss)	12.8	22.1	(42.4%)	59.7	48.5	23.1%
Loss from operations	(11.1)	3.3	-	(15.4)	(1.1)	1,336.9%
Segment Loss	(11.1)	3.3	-	(15.4)	(1.1)	1,336.9%

►
The Agro-industrial segment’s gross income rose by ARS 11.2 million. General and administrative expenses increased by 56% due to the incorporation of new staff to support the higher operational volumes explaining the loss of the segment this quarter.

FyO

In ARS MM	IIIQ 2015	IIIQ 2014	YoY Var	9M15	9M14	YoY Var
Revenues	19.8	32.0	(38.3%)	88.0	91.2	(3.5%)
Costs	(12.1)	(15.4)	(21.2%)	(78.9)	(66.9)	17.8%
Changes in the net realizable value of biological assets and agricultural products	-	-	-	-	-	-
Gross profit	7.6	16.7	(54.2%)	9.2	24.3	(62.2%)
Management fees	-	-	-	-	-	-
Loss from operations	2.0	20.0	(90.1%)	(5.7)	14.3	-
Segment Loss	1.7	20.2	(91.6%)	(6.0)	14.5	-

►	There has been a fall in the operating income in this segment, mainly due to lower brokerage fees and advertising revenues.

8

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Urban Segment:

Urban Properties and Investments through our subsidiary IRSA (Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2015, our equity interest in IRSA was 64.61% over stock capital (65.16% considering repurchased treasury stock).

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers and offices, through its interest of 95.80% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 15 shopping centers and 6 office buildings totaling 428,834 sqm of Gross Leaseable Area (333,432 in shopping centers and 95,002 in offices).

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and operation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.99% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of March 31, 2015:

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	812.5	664.3	22.3%	2,509.0	2,022.2	24.1%
Profit from operations	281.1	364.2	(22.8%)	1,866.7	888.8	110.0%
Depreciation and amortization	49.3	55.4	(11.0%)	134.5	168.7	(20.3%)
EBITDA *	330.4	419.6	(21.3%)	2,111.7	1,057.5	99.7%
Loss for the period	(210.3)	(52.8)	298.3%	(163.4)	(78.8)	107.4%

*Does not include stamp tax expenses incurred in the transfer of assets to our indirect subsidiary IRSA Propiedades Comerciales S.A.

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

9

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Financial Indebtedness and Other

As of March 31, 2015, Cresud had a total net indebtedness equivalent to USD 842.2 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Short Term	ARS	29.6	Float	< 30 days
Loan	USD	13.7	Libor 180 days + 300 bps; floor: 6%	18-Jan-22
Loan	ARS	1.9	Floating [10.5% ; 14.5%]	03-Aug-17
Cresud 2015 Series XI Notes	ARS	3.0	Badlar + 375 bps	22-Jun-15
Cresud 2015 Series XIII Notes (3)	USD	39.7	1.90%	22-May-15
Cresud 2018 Series XIV Notes	USD	32.0	1.50%	22-May-18
Cresud 2015 Series XV Notes	ARS	20.0	Badlar + 399 bps	18-Nov-15
Cresud 2018 Series XVI Notes	USD	109.1	1.50%	19-Nov-18
Cresud 2016 Series XVII Notes	ARS	19.5	Badlar +250 bps	14-Mar-16
Cresud 2019 Series XVIII Notes	USD	33.7	4.00%	12-Sep-19
Cresud 2016 Series XIX Notes	ARS	21.2	27.5% / Badlar + 350 bps	13-Sep-16
Cresud 2016 Series XX Notes (6)	USD	18.2	2.50%	13-Mar-17
Communication 5319 Loan	ARS	1.2	15.01%	05-Dec-15
Futuros y Opciones Communication 5449 Loan	ARS	0.1	15.25%	28-Dec-16
Bolivia Investment Loan	BOB	1.0	7.00%	25-May-17
Bolivia Loan	USD	0.6	10.00%	30-Nov-17
Cresud’s Total Debt		344.4
IRSA 2017 Series I Notes (4)	USD	150.0	8.50%	02-Feb-17
IRSA 2020 Series II Notes (5)	USD	150.0	11.50%	20-Jul-20
Series V Notes	ARS	23.7	Badlar + 395 bps	26-Aug-15
Series VI Notes	ARS	1.2	Badlar + 450 bps	27-Feb-17
Short Term	ARS	30.3	Floating	< 30 days
HASA 5449 Loan	ARS	0.5	15.25%	29-Dec-16
Llao Llao 5449 Loan	ARS	0.4	15.25%	29-Dec-16
Nuevas Fronteras 5600 Loan	ARS	0.8	Floating	29-Dec-17

IRSA’s Total Debt		356.9
APSA 2017 Series I Notes (2)	USD	120.0	7.88%	11-May-17
Short Term	ARS	56.6	Floating	< 180 days
Syndicated Loan - Arcos	ARS	4.5	15.01%	16-Nov-15
Communication 5319 Loan	ARS	1.1	15.01%	12-Dec-15
Syndicated Loan - Neuquen	ARS	7.0	15.25%	14-Jun-16
CAPEX Communication 5449 Loan	ARS	0.5	15.25%	23-Dec-16
NPSF Communication 5449 Loan	ARS	1.0	15.25%	29-Dec-16
CAPEX 5600	ARS	1.2	26.50%	02-Jan-18
Debt for asset purchase	USD	246.4	8.50%	20-Jul-20
IRCP’s Total Debt		438.2
Brasilagro’s Total Debt		46.3
Cresud’s Consolidated Total Debt		939.4
Consolidated Cash		55.7
Repurchased Debt		41.5
Net Consolidated Debt		842.2
(1) Principal amount in USD (million) at an exchange rate of 8.82 ARS = 6.96 BOB = 2.25 BRL =1 USD, without considering

10

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015
accrued interest or elimination of balances with subsidiaries.
(2) As of March 31, 2015, the Company had repurchased a principal amount of USD 7.4 million.
(3) As of March 31, 2015, the Company had repurchased a principal amount of USD 10 million.
(4) As of March 31, 2015, the Company had repurchased a principal amount of USD 0.7 million.
(5) As of March 31, 2015, the Company had repurchased a principal amount of USD 11.3 million.
(6) As of March 31, 2015, the Company had repurchased a principal amount of USD 12.1 million.

11

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Material Events Occurred during the Period and Subsequent Events

Issue of Series XIX and XX Notes

Under the Global Note Program for a principal amount of up to US$ 300,000,000 (or its equivalent in other currencies) authorized by the Argentine Securities Commission on October 22, 2013, the Company’s Board of Directors has approved the issue of the Tenth Tranche of Series XIX and XX Notes.

Series XIX

Issue Date: March 13, 2015
Principal Amount: ARS.187,028,000
Issue Price: 100% at face value
Mixed Interest Rate: Fixed rate during the first 12 months and floating rate during the 6 remaining months, calculated based on the BADLAR Rate (as defined in the Pricing Supplement) plus 350 basis points.
Fixed Rate: 27.5%
Stated Maturity Date: September 13, 2016
Interest Payment Dates: Every three months
Principal Payment Date: September 13, 2016

Series XX

Issue Date: March 13, 2015
Principal Amount: US$18,206,853
Initial Exchange Rate Applicable: ARS 8.7547 per U.S. Dollar.
Issue Price: 104% of face value
IRR: 0.49%
Fixed Interest Rate: 2.5%
Stated Maturity Date: March 13, 2017
Interest Payment Dates: Every three months
Principal Payment Date: March 13, 2017

12

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2015

Prospects for the next fiscal year

After a neutral 2014 season in the region, with improved weather conditions in Argentina and Paraguay and greater problems in Brazil and Bolivia, production forecasts for this season are better than in 2014. To date, as concerns our activities in Argentina, we have completed wheat harvesting, while sunflower harvesting has progressed significantly. Moreover, we have started harvesting of soybean and corn, with over 50% degree of progress in the case of soybean. We expect to plant an aggregate of 210,000 hectares in the combined countries of the region where we operate and to reach higher production figures than those recorded in the previous season.  Price-wise, the sector is facing the juncture of large American and Brazilian harvests, causing prices to remain very depressed. We expect the 2015 season to end with highly satisfactory weather conditions and yields that partially offset the drop in commodity prices.

As concerns our cattle and dairy business in Argentina, we have observed positive results during the third quarter of 2015, reflecting the combined effect of higher livestock production volumes, a slight decrease in the production of milk due to a smaller number of milking cows, and a strong increase in both livestock and milk prices. In addition, we continued to roll out our strategy of supplementing agriculture in own farms with agriculture in leased farms and farms under concession. In this way, we expect to obtain good results from this business if the weather proves to be favorable during the last quarter of this season.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 12,000 hectares that will be placed into production during this fiscal year and in 2016. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and valorization.

Our urban real estate business, through our subsidiary IRSA, records sound revenue levels in all rental properties. We expect to continue leveraging on the good results derived from our investment in this company during the rest of the fiscal year.

13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
June 25, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets